OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
MOTIVE, INC.
at
$2.23 Net Per Share
by
MAGIC ACQUISITION SUBSIDIARY INC.
a wholly owned subsidiary of
LUCENT TECHNOLOGIES INC.
a wholly owned subsidiary of
ALCATEL LUCENT

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, AUGUST 12, 2008,
UNLESS THE OFFER IS EXTENDED PURSUANT TO THE MERGER AGREEMENT.

Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Motive, Inc., a Delaware corporation (the “Company”), at a price per share of $2.23 to the seller in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase dated July 16, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, the Company will be merged (the “Merger”) with and into Purchaser and the Company will be the surviving corporation.

The directors of the Company in attendance at a board meeting held on June 16, 2008 unanimously determined (1) that it is in the best interest of the stockholders of the Company that (i) the Company enters into the Merger Agreement, (ii) stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iii) the Company consummates the Merger, and (2) that the consideration to be paid to stockholders of the Company in the Offer is fair to, and in the best interests of, those stockholders.

There is no financing condition to the Offer. The Offer is subject to various conditions described in this Offer to Purchase. A summary of the principal terms of the Offer appears on pages 1 through 4 of this Offer to Purchase. You should read this entire Offer to Purchase before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

July 16, 2008

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Mellon Investor Services LLC (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase or (ii) request that the stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the tender of Shares to Purchaser. A stockholder of the Company whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender those Shares.

Any stockholder of the Company that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer, or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and other related materials may be obtained at Purchaser’s expense from the Information Agent. Stockholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

SUMMARY TERM SHEET

This summary term sheet highlights the material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought:	All issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Motive, Inc. (the “Company”)

Purchaser:	Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”)

Price Offered Per Share:	$2.23 to the seller in cash (the “Offer Price”) without interest and less any required withholding taxes

Expiration of the Offer:	The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2008, unless the Offer is extended pursuant to the Merger Agreement

The Company’s Board of Directors’ Recommendation:	The board of directors of the Company recommends that stockholders of the Company accept the Offer and tender their Shares in the Offer

Principal Terms

•	Purchaser is offering to purchase all of the issued and outstanding Shares of the Company at a price per share of $2.23 to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. After completion of the Offer and the satisfaction or waiver of certain conditions, the Company will be merged with and into Purchaser and the Company will be the surviving corporation (the “Merger”).

•	The Offer is the first step in Parent’s plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer is successful, Parent, through Purchaser, will acquire any remaining Shares in the Merger, pursuant to which each remaining issued and outstanding Share will automatically be converted into the right to receive the Offer Price in cash without interest and subject to applicable withholding taxes. No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law (“DGCL”) will have appraisal rights in connection with the Merger.

•	The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2008 (or the latest time and date as the Offer may be extended, the “Expiration Date”) unless otherwise extended pursuant to the terms of the Merger Agreement.

•	Purchaser shall, without the consent of the Company, extend the Offer:

•	if at any scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, provided that any such extension shall be in increments of not more than twenty (20) business days, or ten (10) business days for any such extension made after September 30, 2008 (in each case, unless (1) within a shorter period of time, all such conditions to the Offer are reasonably expected by both Parent and the Company to be satisfied or waived, in which case such extension shall be made until the date five (5) business days following such expected satisfaction or waiver or (2) a longer period is agreed to by the Company in writing); provided, further, that the Offer will be extended and re-extended in accordance with the foregoing until the earlier of the time that (x) the conditions to the Offer are satisfied or waived as of an applicable Expiration Date or (y) it becomes reasonably apparent that the conditions to the Offer are not reasonably capable of being satisfied by December 31, 2008; and

•	for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (“SEC”) or its staff applicable to the Offer.

•	In the event that Purchaser is not required to extend the Offer pursuant to the discussion above and not otherwise prohibited from extending the Offer pursuant to the terms of the Merger Agreement, Parent may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

Notwithstanding the foregoing, Purchaser’s ability or obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

•	The Merger Agreement does not provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities and Exchange Act of 1934 (the “Exchange Act”) following the expiration of the Offer.

If Purchaser extends the Offer, Purchaser will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer” in this Offer to Purchase for further details.

The Company’s Board of Directors’ Recommendation

The directors of the Company in attendance at a board meeting held on June 16, 2008 unanimously:

•	approved the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable to enter into the Merger Agreement;

•	approved and declared that it is in the best interests of the stockholders of the Company that the Company:

•	enter into the Merger Agreement;

•	recommend that stockholders of the Company accept the Offer and tender their Shares in the Offer (such recommendation, the “Board Recommendation”); and

•	consummate the Merger;

•	declared that the consideration to be paid to the stockholders of the Company in the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company; and

•	adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power and authority of the Company’s board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

See Section 13 — “The Merger Agreement” in this Offer to Purchase for further details.

Conditions and Termination

Purchaser’s obligation to complete the Offer is subject to a number of conditions, including:

•	that there be validly tendered and not withdrawn at least 17,639,096 Shares (the “Minimum Condition”); provided however, that Purchaser may on a single occasion irrevocably decrease the Minimum Condition to a level not less than the sum of (x) 15,493,417 Shares plus (y) the total number of Shares, if any, issued or to be issued prior to the Expiration Date pursuant to a notice, duly and validly given after the date of the Merger Agreement and on or prior to the Expiration Date (and not subsequently withdrawn) to the Company of election to exercise an option or warrant to purchase Shares after the date of the Merger Agreement and prior to the Expiration Date (the “Lowered Minimum Condition”);

•	delivery of the Company’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, which audited financial statements for 2007 shall be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period as specified in the Merger Agreement;

•	effectiveness of the final approval by the court of the Company’s previously announced settlement of securities and derivative litigation;

•	the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign competition laws; and

•	other customary conditions.

The Offer is not conditioned on Parent or Purchaser obtaining financing to purchase the Shares. See Section 15 — “Condition to Purchaser’s Obligations” in this Offer to Purchase, which sets forth in full the conditions to the Offer.

Top-Up Option

•	The Company granted Purchaser, subject to certain conditions and limitations, an irrevocable option (the “Top-Up Option”), to be exercised after completion of the Offer, to acquire a number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent, Purchaser and any of their respective wholly owned subsidiaries at the time of the exercise of the Top-Up Option, constitutes (x) if the Minimum Condition is applicable, at least 90% of the number of Shares that will be issued and outstanding immediately after giving effect to the issuance of the shares underlying the Top-Up Option on a fully-diluted basis (including all Shares issuable under options and warrants to purchase Shares), or (y) if the Lowered Minimum Condition is applicable, at least 90% of the number of Shares that will be issued and outstanding upon acceptance for payment by Purchaser of Shares tendered in the Offer, including the shares underlying the Top-Up Option, in either case at a price per Share equal to the Offer Price. The Top-Up Option is exercisable, in whole or in part, on or prior to the fifth (5th) business day after the Expiration Date.

See Section 13 — “The Merger Agreement” in this Offer to Purchase for further details.

Procedures for Tendering Shares

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery.

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

Withdrawal Rights

•	Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

U.S. Federal Income Tax Treatment

•	The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder of the Company that receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s tax basis in the Shares sold or exchanged. See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details. Stockholders of the Company should consult their own tax advisor regarding the particular tax consequences of the Offer and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

Recent Trading Prices

•	On June 16, 2008, the last trading day before the Company and Alcatel Lucent announced the signing of the Merger Agreement, the closing price of the Shares on the OTC Bulletin Board (the “OTCBB”) was $1.46 per Share.

•	On July 15, 2008, the last trading day before the date of this Offer to Purchase, the closing price of the Shares reported on the OTCBB was $2.09 per Share.

See Section 6 — “Price Range of Shares; Dividends on the Shares” in this Offer to Purchase for further details.

Further Information

•	For further information, you can call D.F. King & Co., Inc., the Information Agent for the Offer, at (800) 347-4750 (toll free), or you can email the Information Agent at info@dfking.com. See the back cover page of this Offer to Purchase.

QUESTIONS AND ANSWERS

The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. You are urged to carefully read the remainder of this Offer to Purchase, the related Letter of Transmittal and the other documents to which this Offer to Purchase refers because the information in this “Questions and Answer” section is not complete and may not contain all of the information that is important to you.

Who is offering to buy my shares?

Magic Acquisition Subsidiary Inc. is offering to buy your shares. Magic Acquisition Subsidiary Inc. (“Purchaser”) is a Delaware corporation and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”). Purchaser was formed for the sole purpose of acquiring the Company, and, accordingly, Purchaser has not carried on any activities other than in connection with the acquisition of the Company.

See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser, Parent and Alcatel Lucent” in this Offer to Purchase.

How many shares are you offering to buy?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase, the term “Offer” refers to this offer and the term “Shares” refers to shares of Company common stock that are the subject of the Offer.

See the “Introduction” and Section 1 — “Terms of the Offer” in this Offer to Purchase for further details.

How much are you offering to pay for my Shares?

Purchaser is offering to pay you $2.23 per Share, to you in cash without interest thereon, less any required withholding taxes.

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders them on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply. See the “Introduction” in this Offer to Purchase for further details.

Do you have the financial resources to pay for the shares?

Yes. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for Purchaser’s acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Parent expects to fund all these payments from cash (or cash equivalents) on hand.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for further details.

Is your financial condition relevant to my decision to tender my Shares?

No. Purchaser does not believe its financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	Purchaser, through Parent, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same cash price in the subsequent Merger.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for further details.

What will happen if I do not tender my Shares? Will the Offer be followed by a merger?

If the Offer is consummated and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. In the Merger, Purchaser will acquire all remaining Shares in the Company for the same cash price as the Offer Price. If the Merger takes place, Parent will own all of the Shares, and all the remaining stockholders of the Company (other than the dissenting stockholders of the Company that properly exercise and perfect appraisal rights in accordance with Delaware law) will receive the Offer Price without interest. Therefore, if the Merger takes place and you do not properly exercise and perfect your appraisal rights under Delaware law, the only difference between tendering your Shares in the Offer and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. See Section 13 — “The Merger Agreement” in this Offer to Purchase for a description of the conditions to the Merger.

However, if the Offer is consummated but the Merger is not consummated, the number of Company stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” and Section 7 — “Effect of Offer on Listing, Market for Shares and SEC Registration” in this Offer to Purchase for further details.

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, at (800) 347-4750 (toll free), or you can email the Information Agent at info@dfking.com. See the back cover page of this Offer to Purchase.

FORWARD LOOKING STATEMENTS

Some of the statements in this Offer to Purchase constitute forward looking statements that do not directly or exclusively relate to historical facts, including statements relating to the views of Purchaser, Parent or Alcatel Lucent regarding the business of the Company and the benefits of tendering your Shares and of combining the business of the Company with the business of Parent. Forward looking statements can be identified by the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue,” or the negative of these terms, and other similar expressions are intended to identify forward looking statements. The forward looking statements made in this Offer to Purchase reflect Purchaser’s, Parent’s or Alcatel Lucent’s current intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of the parties’ control. Because actual results could differ materially from current intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward looking statements in this Offer to Purchase and to view all forward looking statements made in this Offer to Purchase with caution. Neither Purchaser, Parent nor Alcatel Lucent undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You should assume that the information appearing in this Offer to Purchase is accurate as of the date hereof only.

Forward looking statements are not guarantees of future performance or results and involve considerable risks and uncertainties, and actual results or developments may differ materially from the expectations expressed or implied in the forward looking statements as a result of various factors, including, but not limited to, those discussed below. In connection with this Offer to Purchase, known risks include, but are not limited to, (a) the inability to satisfy legal requirements for consummating the Offer, and (b) the inability to consummate the Offer for any other reason, including failure to satisfy the conditions or termination or amendment of the Offer in the event that the parties reach an agreement or understanding to terminate or amend the Offer.

To the Holders of Common Stock of Motive, Inc.:

INTRODUCTION

Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 (the “Shares”) of Motive, Inc., a Delaware corporation (the “Company”), at a price per share of $2.23 to the seller in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase dated July 16, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 16, 2008 (as it may be amended from time to time the “Merger Agreement”), by and among Parent, Purchaser and the Company. Purchaser is a corporation newly formed by Parent in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, the Company will be merged with and into Purchaser (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly owned subsidiary of Parent. The Merger is subject to certain conditions. See Section 13 — “The Merger Agreement” in this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Purchaser or Parent, which will automatically be cancelled) will automatically be cancelled and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive the Offer Price, to the seller in cash without interest thereon, less any required withholding taxes. The Merger Agreement is more fully described in Section 13 — “The Merger Agreement” in this Offer to Purchase, which also contains a discussion of the treatment of stock options and warrants.

Tendering stockholders who are record holders of their Shares and tender directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 — “Fees and Expenses” in this Offer to Purchase.

The directors of the Company in attendance at a board meeting held on June 16, 2008 unanimously determined (1) that it is in the best interest of the stockholders of the Company that (i) the Company enters into the Merger Agreement, (ii) stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iii) the Company consummates the Merger, and (2) that the consideration to be paid to stockholders of the Company in the Offer is fair to, and in the best interests of, those stockholders.

The Company has advised Purchaser that Thomas Weisel Partners LLC (“Thomas Weisel Partners”), the Company’s financial advisor, rendered its opinion to the Company’s board of directors that, as of June 16, 2008 and based upon and subject to factors and assumptions set forth therein, the $2.23 per Share in cash to be received by the holders of Shares (other than Purchaser, Parent, Alcatel Lucent and their respective affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Thomas Weisel Partners, dated June 16, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, will be attached as an exhibit to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and which will be mailed to the Company’s stockholders with this Offer to Purchase. Thomas Weisel Partners provided its opinion for the information and assistance of the Company’s board of directors in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of

Thomas Weisel Partners is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.

The Offer is subject to a number of conditions, including: (i) that there be validly tendered and not withdrawn at least 17,639,096 Shares (the “Minimum Condition”); provided however, that Purchaser may on a single occasion irrevocably decrease the Minimum Condition to a level not less than the sum of (x) 15,493,417 Shares plus (y) the total number of Shares, if any, issued or to be issued prior to the Expiration Date pursuant to a notice, duly and validly given after the date of the Merger Agreement and on or prior to the Expiration Date (and not subsequently withdrawn) to the Company of election to exercise an option or warrant to purchase Shares after the date of the Merger Agreement and prior to the Expiration Date (the “Lowered Minimum Condition”); (ii) delivery of the Company’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, which audited financial statements for 2007 shall be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period as specified in the Merger Agreement; (iii) effectiveness of the final approval by the court of the Company’s previously announced settlement of securities and derivative litigation; (iv) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any applicable foreign competition laws; and (v) other customary conditions. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase for a description of all of the conditions to the Offer. The Offer is not subject to any financing condition.

Parent and Purchaser have been informed by the Company that to the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2008, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser shall, without the consent of the Company, extend the Offer as follows:

•	if at any scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, provided that any such extension shall be in increments of not more than twenty (20) business days, or ten (10) business days for any such extension made after September 30, 2008 (in each case, unless (1) within a shorter period of time, all such conditions to the Offer are reasonably expected by both Parent and the Company to be satisfied or waived, in which case such extension shall be made until the date five (5) business days following such expected satisfaction or waiver or (2) a longer period is agreed to by the Company in writing); provided, further that the Offer will be extended and re-extended in accordance with the foregoing until the earlier of the time that (x) the conditions to the Offer are satisfied or waived as of an applicable Expiration Date or (y) it becomes reasonably apparent that the conditions to the Offer are not reasonably capable of being satisfied by December 31, 2008; and

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

In the event that Purchaser is not required to extend the Offer and not otherwise prohibited from extending the Offer pursuant to the terms of the Merger Agreement, Parent may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Purchaser’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer is not consummated by December 31, 2008, and the parties’ rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer or increase the Offer Price; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, (a) decrease the Offer Price or change the form of consideration to be paid in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) amend or waive satisfaction of the Minimum Condition, except that Purchaser may on a single occasion irrevocably decrease the Minimum Condition to a level not less than the sum of (x) 15,493,417 Shares plus (y) the total number of Shares, if any, issued or to be issued prior to the Expiration Date pursuant to a notice, duly and validly given after the date of the Merger Agreement and on or prior to the Expiration Date (and not subsequently withdrawn) to the Company of election to exercise an option or warrant to purchase Shares after the date of the Merger Agreement and prior to the Expiration Date (the “Lowered Minimum Condition”), (d) impose conditions to the Offer in addition to the conditions to the Offer set forth in Annex I of the Merger Agreement, which are summarized in Section 15 — “Conditions to Purchaser’s Obligations,” in this Offer to Purchase or (e) cause any modification of or amendment to the Offer that would require an extension or delay of the then current Expiration Date (other than an increase in the Offer Price or a one-time decrease in the Minimum Condition to an amount not less than the Lowered Minimum Condition).

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 15 occur.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights.” However, Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to stockholders of record of the Company and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (the date of such acceptance for payment, the “Acceptance Date”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations.”

If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all stockholders of the Company from whom Purchaser purchases Shares in the Offer, whether or not such Shares were tendered before the increase in price. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price. Under no circumstances will Purchaser pay interest on the Offer Price paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For information with respect to approvals that the Company and Purchaser are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 16 — “Certain Regulatory and Legal Matters.”

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the related Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions to the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of the Company for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders of the Company.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to

Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Purchaser and you upon the terms and subject to the conditions to the Offer.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See the Instructions to the Letter of Transmittal for further details.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See the Instructions to the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Purchaser; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of the Company at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, a stockholder of the Company must provide the Depositary with (i) the stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the Company stockholder, and any payment made to the Company stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders of the Company surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain stockholders of the Company (including, among others, all corporations and certain foreign persons) are not subject to backup withholding. In order for a foreign stockholder of the Company to qualify as an exempt recipient, such stockholder should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) attesting to such person’s exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder of the Company may be refunded or credited against the stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Appointment as Proxy.  By executing the Letter of Transmittal, you irrevocably appoint Purchaser’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of the Company, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of the Company or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other related securities.

Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Purchaser not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the right to waive any of the conditions to the Offer, in the exercise of its reasonable good faith judgment and subject to the terms of the Merger Agreement, except the Minimum Condition (except that Purchaser may on a single occasion irrevocably decrease the Minimum Condition to the Lowered Minimum Condition) or waive any defect or irregularity in any tender of Shares by any particular stockholder of the Company, whether or not similar defects or irregularities are waived in the case of other stockholders of the Company. Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. None of

Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after September 12, 2008.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you wish to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of the material federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders that hold their Shares as capital assets and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers), or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address the United States federal income tax consequences to any stockholder of the Company who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it address any aspect of state, local or foreign taxation.

The material federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted federal income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes and will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In general, capital gains recognized by a corporation will be subject to U.S. federal income tax at a maximum rate of thirty-five percent (35%), while capital gains recognized by an individual will be subject to (a) a maximum U.S. federal income tax rate of fifteen percent (15%) if the Shares were held for more than one year, and (b) ordinary income tax rates if held for one year or less. Net capital losses may be subject to limits on deductibility.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a twenty-eight percent (28%) rate. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Each stockholder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Tendering stockholders who are not U.S. citizens or U.S. resident aliens should complete the Form W-8BEN included in the Letter of Transmittal in order to avoid backup withholding.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the OTCBB under the symbol “MOTV”. Until April 11, 2006, the Shares traded on the Nasdaq Global Market, formerly known as the Nasdaq National Market (“Nasdaq”). The following table sets forth the high and low sales prices per Share for the periods indicated, as reported on published financial sources.

	High	Low

Year Ended December 31, 2006:
First Quarter	$3.98	$2.74
Second Quarter	3.90	2.95
Third Quarter	3.53	2.20
Fourth Quarter	3.62	2.10
Year Ended December 31, 2007:
First Quarter	$3.92	$3.20
Second Quarter	3.61	2.45
Third Quarter	2.95	1.65
Fourth Quarter	2.25	1.22
Year Ending December 31, 2008:
First Quarter	$1.90	$1.12
Second Quarter	2.19	1.10
Third Quarter (through July 15, 2008)	2.15	2.08

On June 16, 2008, the last full day of trading before the public announcement by the Company of its execution of the Merger Agreement, the last sale price of the Company common stock reported was $1.46 per share. On July 15, 2008, the last trading day before the date of this Offer to Purchase, the closing price of the Company common stock reported was $2.09 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 — “Certain Information Concerning the Company” in this Offer to Purchase.

Purchaser has been informed that it is the Company’s policy not to pay dividends but, instead, use available cash to finance future development. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock other than distributions paid by wholly owned subsidiaries of the Company to the Company or one of its subsidiaries.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Purchaser.

The Shares were delisted from Nasdaq on April 11, 2006 and are currently authorized for quotation on the OTCBB. Purchaser intends to cause and will cause the Company to cease to be authorized for quotation on the OTCBB as soon after the completion of the Offer as the requirements for such cessation are met. If the authorization for quotation on the OTCBB is not terminated prior to the Merger, then the authorization for quotation on the OTCBB will be terminated following the completion of the Merger.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and ten percent (10%) stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for reporting on a national securities exchange, such as Nasdaq, or be a “margin security” under the regulations of the Board of Governors of the Federal Reserve System. Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Parent, Purchaser nor Alcatel Lucent has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Parent, Purchaser nor Alcatel Lucent assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser or Alcatel Lucent.

General.  The Company is a Delaware corporation with its principal executive offices located at 12515 Research Boulevard, Building 5, Austin, Texas 78759-2220. The telephone number of the Company is (512) 339-8335. The Company is a provider of broadband and mobile service management software. The Company’s products expedite or eliminate various time-consuming and costly management tasks such as activation, support, and configuration that both service providers and end-users must undertake in order to launch and maintain broadband and mobile services. The Company was incorporated on April 25, 1997 and currently markets its products and services throughout the Americas, Europe and Asia Pacific.

Available Information.  The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. However, the Company has not filed periodic reports under the Exchange Act since its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 or annual reports since its Annual Report on Form 10-K for the year ended December 31, 2004. In addition, the Company has announced that it must restate its previously issued financial statements for periods beginning January 1, 2001 through June 30, 2005. The Company has provided certain financial information in its Current Reports on Form 8-K furnished with the SEC, which financial information was not audited or reviewed by the Company’s independent registered public accounting firm. Information as of particular dates concerning the Company’s directors and officers, their remuneration, equity awards granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on May 20, 2005 and distributed to the Company’s stockholders. Certain of such information also will be available in the Schedule 14D-9.

Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such materials also may be obtained upon payment of the SEC’s customary charges, at 100 F Street, N.E., Washington, D.C. 20549-0213, and information that the Company has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

Late Filings and Delisting from Nasdaq.  On November 22, 2005, the Company received a letter from Nasdaq indicating that as a result of the Company’s failure to file with the SEC its report on Form 10-Q for the period ended September 30, 2005, the Company was not in compliance with Nasdaq requirements for continued listing of the Company’s common stock. On April 7, 2006, the Company received notice from the Nasdaq Listings Qualification Panel informing it that Nasdaq would delist the Shares effective upon the opening of business on April 11, 2006. In its letter to the Company, Nasdaq cited as reasons for the delisting that the Company had not been able to comply with its reporting requirements pursuant to Rule 4310(c)(14) of the Nasdaq Marketplace Rules. On April 11, 2006, the Shares ceased trading on Nasdaq and commenced trading on the OTCBB.

Certain Internal Projections and Forecasts.  During the course of Parent’s due diligence review of the Company and the discussions that led to the execution of the Merger Agreement, the Company provided Parent with certain non-public internal financial projections regarding the Company’s anticipated performance and expenses. The projections provided by the Company to Parent included (i) certain financial projections for the years 2008 through 2012, (ii) 2008 budgeted financial statements, including projected statement of income, balance sheet and statement of cash flows and (iii) the projected 2008 departmental expenses and headcount. The projections provided by the Company are included in this Offer to Purchase solely because such information was provided to Parent in connection with its evaluation of the Company and is not being included to influence your decision whether to tender your Shares in this Offer.

Certain Financial Projections for 2008 through 2012

Income Statement Projection
$(000’s)

	2008	2009	2010	2011	2012

Revenue	$72,200	$83,000	$95,000	$109,800	$126,200
Cost of Services	28,500	30,700	33,400	38,400	44,200

Gross Margin	43,700	52,300	61,600	71,400	82,000
Gross Margin %	60.53%	63.01%	64.84%	65.03%	64.98%
Operating Expenses:
Sales & Marketing	19,900	20,800	23,900	27,500	31,600
Development	14,800	12,000	10,000	10,000	10,000
Administration	16,800	11,000	10,000	11,000	13,000

Total Operating Expenses	51,500	43,800	43,900	48,500	54,600
Operating Profit	$(7,800)	$8,500	$17,700	$22,900	$27,400

Revenue By Product Line
$(000’s)

Product	2008	2009	2010	2011	2012

HSD(1)	$35,400	$34,900	$30,000	$25,000	$20,000
HDM(2)	31,000	28,200	30,000	35,000	35,000
S.A.(3)	2,200	5,800	10,000	15,000	15,000
Mobility	3,600	14,100	25,000	34,800	56,200

Total Revenue	$72,200	$83,000	$95,000	$109,800	$126,200

(1)	High-Speed Data

(2)	Home Device Manager

(3)	IPTV Service Assurance

Revenue — Product Line — Existing vs. New Customers

	Revenue From
	Existing	New
Product	Customers	Customers	Total

HSD	85.00%	15.00%	100.00%
HDM	60.00%	40.00%	100.00%
S.A.	80.00%	20.00%	100.00%
Mobility	10.00%	90.00%	100.00%

Revenue Allocation: Developed Technology vs. In-Process Technology

	2008		2009		2010		2011		2012
	Developed	In-Process	Developed	In-Process	Developed	In-Process	Developed	In-Process	Developed	In-Process
Product	R&D	R&D	R&D	R&D	R&D	R&D	R&D	R&D	R&D	R&D

HSD	90.00%	10.00%	90.00%	10.00%	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%
HDM	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%
S.A.	70.00%	30.00%	75.00%	25.00%	80.00%	20.00%	85.00%	15.00%	90.00%	10.00%
Mobility	35.00%	65.00%	75.00%	25.00%	85.00%	15.00%	90.00%	10.00%	95.00%	5.00%

R&D Allocation
$(000’s)

	Amount of R&D to Complete In-Process R&D
Product	2008	2009	2010	2011	2012

HSD	$437	$240	$125	$50	$25
HDM	3,056	1,440	625	250	125
S.A.	873	720	750	300	150
Mobility	4,366	2,400	1,000	400	200

	$8,732	$4,800	$2,500	$1,000	$500

Amount of R&D to Complete Developed R&D
$(000’s)

Product	2008	2009	2010	2011	2012

HSD	$303	$360	$375	$450	$475
HDM	2,124	2,160	1,875	2,250	2,375
S.A.	607	1,080	2,250	2,700	2,850
Mobility	3,034	3,600	3,000	3,600	3,800

	$6,068	$7,200	$7,500	$9,000	$9,500

Allocation of Cost of Revenue
$(000’s)

Product	2008	2009	2010	2011	2012

HSD	$12,474	$11,409	$9,547	$7,743	$6,005
HDM	14,237	12,431	13,047	14,740	14,758
S.A.	768	1,945	3,016	4,746	4,754
Mobility	1,021	4,915	7,789	11,170	18,683

	$28,500	$30,700	$33,400	$38,400	$44,200

Allocation of Sales, Marketing & Administration
$(000’s)

Sales & Marketing	2008	2009	2010	2011	2012

HSD	$9,757	$8,746	$7,547	$6,261	$5,008
HDM	8,544	7,067	7,547	8,766	8,764
S.A.	606	1,453	2,516	3,757	3,756
Mobility	992	3,533	6,289	8,716	14,072

	$19,900	$20,800	$23,900	$27,500	$31,600

Administration	2008	2009	2010	2011	2012

HSD	$8,237	$4,625	$3,158	$2,505	$2,060
HDM	7,213	3,737	3,158	3,506	3,605
S.A.	512	769	1,053	1,503	1,545
Mobility	838	1,869	2,632	3,486	5,789

	$16,800	$11,000	$10,000	$11,000	$13,000

Marketing — New Customers
$(000’s)

	2008	2009	2010	2011	2012

Marketing — New Customers	$750	$750	$750	$750	$750

Product Line P&L’s 2008 — 2009
$(000’s)

	2008					2009
	HSD	HDM	S.A.	Mobility	Total	HSD	HDM	S.A.	Mobility	Total

Revenue	$35,400	$31,000	$2,200	$3,600	$72,200	$34,900	$28,200	$5,800	$14,100	$83,000
Cost of Services	12,474	14,237	768	1,021	28,500	11,409	12,431	1,945	4,915	30,700

Gross Margin	22,926	16,763	1,432	2,579	43,700	23,491	15,769	3,855	9,185	52,300
Gross Margin %	64.76%	54.07%	65.07%	71.64%	60.53%	67.31%	55.92%	66.46%	65.14%	63.01%
Operating Expenses:
Sales & Marketing	9,757	8,544	606	992	19,900	8,746	7,067	1,453	3,533	20,800
Development	740	5,180	1,480	7,400	14,800	600	3,600	1,800	6,000	12,000
Administration	8,237	7,213	512	838	16,800	4,625	3,737	769	1,869	11,000

Total Operating Expenses	18,734	20,938	2,598	9,230	51,500	13,971	14,404	4,022	11,402	43,800
Operating Profit	$4,192	$(4,174)	$(1,167)	$(6,651)	$(7,800)	$9,520	$1,365	$(167)	$(2,217)	$8,500

Product Line P&L’s 2010 — 2011
$(000’s)

	2010					2011
	HSD	HDM	S.A.	Mobility	Total	HSD	HDM	S.A.	Mobility	Total

Revenue	$30,000	$30,000	$10,000	$25,000	$95,000	$25,000	$35,000	$15,000	$34,800	$109,800
Cost of Services	9,547	13,047	3,016	7,789	33,400	7,743	14,740	4,746	11,170	38,400

Gross Margin	20,453	16,953	6,984	17,211	61,600	17,257	20,260	10,254	23,630	71,400
Gross Margin %	68.18%	56.51%	69.84%	68.84%	64.84%	69.03%	57.88%	68.36%	67.90%	65.03%
Operating Expenses:
Sales & Marketing	7,547	7,547	2,516	6,289	23,900	6,261	8,766	3,757	8,716	27,500
Development	500	2,500	3,000	4,000	10,000	500	2,500	3,000	4,000	10,000
Administration	3,158	3,158	1,053	2,632	10,000	2,505	3,506	1,503	3,486	11,000

Total Operating Expenses	11,205	13,205	6,568	12,921	43,900	9,266	14,772	8,260	16,202	48,500
Operating Profit	$9,247	$3,747	$416	$4,289	$17,700	$7,991	$5,487	$1,995	$7,427	$22,900

Product Line P&L’s 2012
$(000’s)

	2012
	HSD	HDM	S.A.	Mobility	Total

Revenue	$20,000	$35,000	$15,000	$56,200	$126,200
Cost of Services	6,005	14,758	4,754	18,683	44,200

Gross Margin	13,995	20,242	10,246	37,517	82,000
Gross Margin %	69.98%	57.83%	68.31%	66.76%	64.98%
Operating Expenses:
Sales & Marketing	5,008	8,764	3,756	14,072	31,600
Development	500	2,500	3,000	4,000	10,000
Administration	2,060	3,605	1,545	5,789	13,000

Total Operating Expenses	7,568	14,869	8,301	23,861	54,600
Operating Profit	$6,427	$5,372	$1,945	$13,655	$27,400

2008 Budgeted Financial Information

Income Statement
$(000’s)

	Q108	Q208	Q308	Q408	2008	% of Total

Revenue:
License fees	$13,500	$14,500	$15,499	$16,501	$60,000	81%
Services	3,267	3,389	3,539	3,705	13,900	19%
Acquired contracts	—	—	—	—	—

Total revenue	16,767	17,889	19,039	20,205	73,900	100%

Cost of revenue:
License fees	743	793	848	887	3,271	4%
Amount of acquired technology	—	—	—	—	—	0%
Services	6,973	6,621	5,982	5,349	24,925	34%

Total cost of revenue	$7,716	$7,414	$6,830	$6,236	$28,196	38%

Gross Margin	9,051	10,475	12,209	13,969	45,704	62%

Operating expenses:
Sales and marketing	4,249	4,546	5,580	5,332	19,706	27%
Research and development	3,629	3,617	3,565	3,577	14,388	19%
General and administrative	4,055	3,868	3,538	3,546	15,007	20%

Sub-total before amortization and other	11,933	12,031	12,683	12,455	49,102	66%

Income/(Loss) before amortization and other	(2,882)	(1,555)	(474)	1,514	(3,397)	(5)%

Amortization of deferred stock compensation	642	601	522	544	2,308	3%
Amortization of goodwill and intangibles	138	138	138	161	573	1%
Impairment of Long Life Assets	—	—	—	—	—	0%
Equity in subsidiaries	—	—	—	—	—	0%
Legal Settlement	—	—	—	—	—	0%
Restructuring charges	—	—	—	—	—	0%

Total operating expenses	12,712	12,769	13,342	13,159	51,983	70%

Income/(Loss) from operations	(3,661)	(2,294)	(1,133)	810	(6,279)	(8)%

Other income (expense), net	(72)	—	—	—	(72)	0%
Interest income (expense), net	210	129	87	70	496	1%

Income/(Loss) before taxes	(3,523)	(2,166)	(1,046)	880	(5,855)	(8)%

Income tax provision	125	125	125	125	500	1%

Net Income/(Loss)	$(3,648)	$(2,290)	$(1,171)	$755	$(6,354)	(9)%

Balance Sheet
$(000’s)

	Q108	Q208	Q308	Q408

ASSETS
Current Assets
Cash & cash equivalents	$14,716	$10,638	$6,209	$7,082
Short-term investments	—	—	—	—
Accounts receivable, net	11,938	11,612	14,920	14,122
Intercompany receivables	—	—	—	—
Prepaid expenses & other current assets	5,378	6,130	7,019	6,434

Total current assets	32,032	28,380	28,148	27,638

Property and equipment	8,928	9,328	9,728	10,128
Accumulated depreciation	(5,937)	(6,822)	(7,590)	(8,241)

Property and equipment, net	2,991	2,506	2,138	1,887

Goodwill	39,656	39,656	39,656	39,656
Other intangibles, net	435	297	159	—
Acquired technology, net	—	—	—	—
Other assets	2,869	2,630	2,411	2,210

Total assets	$77,983	$73,469	$72,512	$71,390

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$4,114	$4,047	$4,051	$3,827
Accrued expenses	6,662	7,348	9,854	10,969
Deferred revenues	71,932	68,580	65,856	62,636
Current portion of long-term debt	—	—	—	—

Total current liabilities	82,708	79,976	79,761	77,433

Long-term debt, net of current portion	—	—	—	—

Total liabilities	82,708	79,976	79,761	77,433

Redeemable convertible preferred stock, net	—	—	—	—
Stockholders’ Equity/(Deficit)
Common stock at par value	28	28	28	28
Additional paid-in capital	254,250	254,851	255,373	255,917
Treasury stock	(779)	(794)	(809)	(824)
Notes receivable from stockholder	—	—	—	—
Deferred stock compensation	(2)	(2)	(2)	(2)
ATA	(1,060)	(1,137)	(1,214)	(1,292)
Retained earnings/(deficit)	(253,514)	(253,514)	(253,514)	(253,514)
Year-to-date income/(loss)	(3,648)	(5,939)	(7,110)	(6,354)

Total stockholders’ equity/(deficit)	(4,726)	(6,507)	(7,249)	(6,042)

Total liabilities and equity/(deficit)	$77,983	$73,469	$72,512	$71,390

Statement of Cash Flows
$(000’s)

	Q108	Q208	Q308	Q408	2008

Operating activities:
Net income	$(3,648)	$(2,290)	$(1,171)	$755	$(6,354)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	851	885	768	651	3,155
Stock compensation and amortization of deferred compensation	642	601	522	544	2,308
Amortization of intangible assets	138	138	138	159	573
In-process research and development	—	—	—	—	—
Other	—	—	—	—	—
Changes in assets and liabilities:
Accounts receivable, net	(2,680)	326	(3,307)	798	(4,864)
Prepaids and other current assets	(2,474)	(513)	(670)	786	(2,871)
Accounts payable	(6,570)	(66)	4	(224)	(6,857)
Accrued compensation	(3,924)	(517)	(761)	(1,838)	(7,040)
Other accrued liabilities	(2,428)	1,203	3,267	2,953	4,995
Other long-term accrued liabilities	(126)	(92)	(92)	(93)	(403)
Deferred revenue	4,883	(3,352)	(2,725)	(3,219)	(4,413)

Net cash provided by (used in) operating activities	(15,336)	(3,678)	(4,028)	1,272	(21,770)

Investing activities:
Purchases of property and equipment	(400)	(400)	(400)	(400)	(1,600)
Other assets — Royalty	—	—	—	—	—
Purchases of technology	—	—	—	—	—
Payments for business acquisitions, net of cash acquired	—	—	—	—	—
Purchases of short-term investments	—	—	—	—	—
Sales and maturities of short-term investments	—	—	—	—	—

Net cash provided by (used in) investing activities	(400)	(400)	(400)	(400)	(1,600)

Financing activities:
Proceeds from follow-on public offering, net of issuance costs	—	—	—	—	—
Proceeds from other issuances of common stock	5,000	—	—	—	5,000
Repurchase of common stock	—	—	—	—	—
Proceeds/Payments from financing obligations	—	—	—	—	—

Net cash provided by financing activities	5,000	—	—	—	5,000

Net effect of exchange rates on cash and cash equivalents	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	(10,736)	(4,078)	(4,428)	872	(18,370)

Cash and cash equivalents at beginning of period	25,452	14,716	10,638	6,210	25,452

Cash and cash equivalents at end of period	$14,716	$10,638	$6,210	$7,082	$7,082

2008 Projected Departmental Expense and Headcount

Operating Expense

	Q108	Q208	Q308	Q408	Plan 2008

Professional Services	$6,962	$6,639	$5,988	$5,335	$24,924
Sales	3,304	3,566	4,535	4,297	15,702
Business Development	564	609	669	653	2,495
Marketing	378	377	378	378	1,510
Development	3,622	3,629	3,569	3,568	14,388
Administration	4,050	3,878	3,542	3,539	15,008
Total Motive	$18,879	$18,697	$18,681	$17,769	$74,027

Headcount
Professional Services	133	135	135	135	135
Sales	37	37	37	37	37
Business Development	9	9	9	9	9
Marketing	4	4	4	4	4
Development	100	101	101	101	101
Administration	42	42	42	42	42
Total Departments	325	328	328	328	328

The Company has advised Parent that these internal financial projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included above, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s, Purchaser’s, Parent’s, or Alcatel Lucent’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, the outcome of a pending SEC investigation, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s, Purchaser’s, Parent’s or Alcatel Lucent’s control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Alcatel Lucent, Parent, Purchaser or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Alcatel Lucent, Parent, Purchaser or any of their respective financial advisors or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. None of the Company, Alcatel Lucent, Parent, Purchaser or any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Purchaser and Parent pursuant to this Offer and the Merger. There can be no assurance that the announcement of this Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of this Offer and the Merger or the clarification of Parent’s or Alcatel Lucent’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of this Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein should not be deemed an admission or representation by Parent, Purchaser, Alcatel Lucent or the Company that they are viewed by Parent, Purchaser, Alcatel Lucent or the Company as material information of the Company, and in fact the Company has advised Parent that it views the financial projections as non-material because of the inherent risks and uncertainties associated with such forecasts.

These internal financial projections are not being included in this Offer to Purchase to influence your decision whether to tender your shares in this Offer, but because these internal financial forecasts were made available by the Company to Parent. The information from these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Offer to Purchase, the Schedule 14D-9 and the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company’s projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Offer to Purchase.

9.	Certain Information Concerning Purchaser, Parent and Alcatel Lucent.

Purchaser is a Delaware corporation incorporated on June 10, 2008, with principal executive offices at 600 Mountain Avenue, Murray Hill, New Jersey 07974. The telephone number of its principal executive offices is (908) 582-8500. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Parent.

Parent is a Delaware corporation incorporated in 1995. Its principal executive offices are located at 600 Mountain Avenue, Murray Hill, New Jersey 07974. The telephone number of its principal executive office is (908) 582-8500. Parent designs and delivers the systems, software and services that drive next-generation communications networks. Supported by Bell Labs research and development, Parent uses its strengths in mobility, optical, access, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Parent’s customer base includes communications service providers, governments and enterprises worldwide. On April 2, 2006, Parent entered into an agreement and plan of merger with Alcatel and a wholly owned subsidiary of Alcatel. Pursuant to such agreement, on November 30, 2006, a wholly owned subsidiary of Alcatel merged with and into Parent, with Parent surviving such merger and becoming a wholly owned subsidiary of Alcatel, now known as Alcatel Lucent. All outstanding shares of Parent are owned by Alcatel Lucent.

Alcatel Lucent is a French société anonyme, established in 1898. Alcatel Lucent’s corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. Alcatel Lucent provides product offerings that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel Lucent offers the end-to-end product offerings that enable communications services for residential, business customers and customers on the move.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Purchaser, Parent and Alcatel Lucent and certain other information are set forth on Annex A hereto. Except as set forth below, none of Purchaser, Parent or Alcatel Lucent and to the knowledge of Purchaser, Parent or Alcatel Lucent, after reasonable inquiry, none of the persons listed in Annex A has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

On May 17, 2004, the SEC announced the final approval of a settlement agreement with Parent, which settlement agreement concluded the SEC’s investigation into the revenue recognition issues that Parent brought to the SEC’s attention in late 2000. The SEC filed a complaint and final judgment in Federal District Court in Newark, New Jersey, on May 17, 2004. Under the terms of the final judgment, Parent was required to pay a $25 million civil penalty, but was not required to make any financial restatements. Without admitting or denying any wrongdoing, Parent consented to the settlement enjoining it from future violations of specific provisions of the federal securities laws.

On December 21, 2007, Parent settled U.S. Foreign Corrupt Practices Act related allegations with the U.S. Department of Justice and the SEC for $2.5 million. The settlement agreement included a $1 million criminal fine and $1.5 million in civil penalties. The settlement agreement further required Parent to adopt new or modify existing internal controls, policies and procedures. Without admitting or denying any wrongdoing, Parent consented to the settlement enjoining it from future violations of specific provisions of the federal securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Annex A: (i) none of Purchaser, Parent and Alcatel Lucent and, to the knowledge of Purchaser, Parent and Alcatel Lucent, the persons listed in Annex A hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent and Alcatel Lucent and, to the knowledge of Purchaser, Parent and Alcatel Lucent, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past sixty (60) days; (iii) none of Purchaser, Parent and Alcatel Lucent and, to the knowledge of Purchaser, Parent and Alcatel Lucent, the persons listed in Annex A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent and Alcatel Lucent, their subsidiaries or, to knowledge of Purchaser, Parent and Alcatel Lucent, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Pursuant to Rule 14d-3 under the Exchange Act, Alcatel Lucent, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Alcatel Lucent is subject to the reporting requirements of the Exchange Act, and in accordance therewith, is required to file certain documents with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC are available for inspection at the Public Reference Room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies of such materials may be obtained upon payment of the SEC’s customary charges, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213 and information that Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

10.	Source and Amount of Funds.

Parent will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Purchaser estimates that the total amount of funds necessary to purchase all issued and outstanding shares of the Company pursuant to the Offer and the Merger will be approximately $67.8 million, which will be used to pay stockholders of the Company and holders of the Company’s other equity-based interests. In addition, Purchaser and Parent will pay other customary fees and expenses in connection with the Offer and the Merger. Parent expects to fund all these payments from cash (or cash equivalents) on hand. The Offer is not conditioned upon any financing arrangements.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

For purposes of this Section 11, references to “Alcatel Lucent”, unless otherwise specified, are to Parent, Purchaser and Alcatel, prior to the transaction with Parent referred to in Section 9 — “Certain Information Concerning Purchaser, Parent and Alcatel Lucent.”

In April 2005, Alcatel Lucent and the Company entered into a joint marketing and development agreement for remote management of home networking devices. As a result of such commercial relationship, Alcatel Lucent is both a joint development partner for certain of the Company’s products, as well as a worldwide distribution partner for certain of the Company’s products and services. According to the Company, the approximate amount of aggregate revenue to the Company resulting from Alcatel Lucent’s distribution of these products was $6.4 million as of December 31, 2007.

In the context of this commercial relationship, there has been regular and ongoing contact between the Company and Alcatel Lucent, during which the parties, from time to time, engaged in preliminary discussions concerning Alcatel Lucent’s potential acquisition of, investment in or additional commercial relationship with the Company.

In March 2007, Alcatel Lucent executed a revised confidentiality and non-disclosure agreement with the Company, replacing an earlier agreement from January 19, 2006 in connection with the joint marketing and development program. During April through August 2007, representatives of the Company and Alcatel Lucent held preliminary discussions surrounding a potential acquisition of the Company by Alcatel Lucent. Such discussions did not prove fruitful and were subsequently terminated. Such discussions did not lead to a definitive agreement.

On November 6, 2007, the Company announced that it had engaged Thomas Weisel Partners LLC (“Thomas Weisel Partners”) to assist the Company in evaluating strategic alternatives to maximize stockholder value, including a possible sale or other business combination transaction.

As part of its evaluation of strategic alternatives for the Company, representatives of Thomas Weisel Partners contacted potential bidders about a possible acquisition of the Company, and certain of such potential bidders executed confidentiality and non-disclosure agreements.

On November 16, 2007, representatives of Thomas Weisel Partners contacted representatives of Alcatel Lucent to advise Alcatel Lucent that the Company was considering a possible sale of the Company and Alcatel Lucent expressed an interest in participating in a possible sale of the Company. On December 3, 2007, representatives of Alcatel Lucent attended a management presentation conducted by representatives of the Company and Thomas Weisel Partners.

Throughout January 2008, Alcatel Lucent and other potential bidders conducted preliminary due diligence investigations on the Company, which also included meetings with certain members of senior management of the Company.

On January 29, 2008, Alcatel Lucent submitted a non-binding indication of interest to acquire the Company for approximately $90 million. The non-binding indication of interest was conditioned upon, among other things, Alcatel Lucent completing its ongoing due diligence investigation of the Company, the previously announced settlement of the existing securities class action litigation and shareholder derivative litigation against the Company becoming final, non-appealable and fully funded, delivery of certain audited financial statements and resolution (or the reasonable prospect for resolution) of the investigation into the Company being conducted by the SEC.

On February 4, 2008, Alcatel Lucent was notified by Thomas Weisel Partners that it had not been selected to proceed into the second phase of the bidding process. According to the Company, at that time, two other potential bidders were permitted to continue in the process.

From February 5, 2008 through February 14, 2008, representatives of Alcatel Lucent continued to express its interest to the Company to participate in the second phase of the bidding process. As a result of such discussions, on February 15, 2008, Alcatel Lucent was added to the second phase of the bidding process.

On February 29, 2008, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), transaction counsel to the Company, circulated a draft merger agreement to the potential bidders that participated in the second phase of the bidding process, including Alcatel Lucent. Concurrently therewith, Baker Botts LLP (“Baker Botts”), corporate counsel to the Company, circulated a draft disclosure letter relating to the then current draft of the merger agreement.

Following the results of its ongoing due diligence, on March 18, 2008, Alcatel Lucent submitted a revised bid to purchase the Company for a per share purchase price of $2.23 based upon the anticipated fully-diluted share count, subject to certain conditions, which conditions were substantially similar to those contained in the indication of interest submitted by Alcatel Lucent on January 29, 2008 discussed above.

On March 25, 2008, representatives of Thomas Weisel Partners informed Alcatel Lucent that its bid had been rejected. Alcatel Lucent was informed that its offer price was equal to or below the proposals of other bidders and that such other proposals contained proposed closing conditions that might be more easily attained by the Company.

On April 11, 2008, representatives of the Company and Alcatel Lucent discussed and agreed to convene certain meetings between their respective representatives in order to re-engage discussions on the potential purchase of the Company by Alcatel Lucent.

From April 15 through April 18, 2008, representatives of the Company’s management met with representatives of Alcatel Lucent and Bryan Cave LLP (“Bryan Cave”), legal counsel to Alcatel Lucent, to discuss different structures with respect to a potential business combination between the Company and Alcatel Lucent, including the Company’s proposal of a near-term equity investment by Alcatel Lucent.

Between April 16, 2008 and April 24, 2008, representatives of the Company and Alcatel Lucent negotiated the terms of an exclusivity letter whereby the Company agreed, for a period of 60 days, not to solicit any proposals from, enter into discussions with or execute agreements with any party other than Alcatel Lucent in connection with a proposed purchase of the Company. Pursuant to the exclusivity letter, which was executed on April 24, 2008, Alcatel Lucent granted the Company the right to, at any time after 30 days following the execution of the exclusivity letter (i) request written confirmation from Alcatel Lucent that its proposed purchase price for the Company was $67.8 million, subject to certain adjustments, and if Alcatel Lucent failed to issue such confirmation, provided the Company with the right to terminate the exclusivity letter without payment of any of Alcatel Lucent’s fees and expenses incurred in connection with its due diligence investigation and (ii) terminate the exclusivity letter (subject to payment of the fees and expenses incurred by Alcatel Lucent solely in connection with its due diligence investigation, up to $250,000) in the event the board of directors of the Company determined that such action was necessary or appropriate in, and would be consistent with, the exercise by the board of directors of its fiduciary duties. Following the execution of the exclusivity letter, Alcatel Lucent continued its due diligence investigation of the Company until the execution of the Merger Agreement.

On April 30, 2008, Paul Weiss distributed a revised draft of the merger agreement to representatives of Alcatel Lucent and Bryan Cave. From April 30, 2008 until the execution of the Merger Agreement, the parties and their respective legal counsel exchanged drafts of the merger agreement and the related disclosure letter and held extensive discussions and negotiations relating to the terms and conditions of the draft merger agreement and the information included in the disclosure letter.

On May 6, 2008, Bryan Cave delivered to Paul Weiss a list of significant issues for discussion concerning the draft merger agreement, which issues related principally to: (i) the scope of certain representations and warranties to be made by the Company, (ii) covenants to be given by the Company in respect of its business between the execution of a definitive merger agreement and the closing of the merger, (iii) termination events and the payment of a termination fee or reimbursement of transaction expenses by the Company, and (iv) conditions to the completion by Alcatel Lucent of a tender offer for the Company’s Shares. On May 7, 2008, representatives of Paul Weiss and Bryan Cave participated in a conference call to discuss the issues list previously provided by Bryan Cave concerning the draft merger agreement.

On May 9, 2008, Alcatel Lucent informed the Company that it had rejected the Company’s aforementioned near-term equity investment proposal, and Alcatel Lucent submitted to the Company, in lieu thereof, a term sheet for a secured loan facility between Alcatel Lucent and the Company.

On May 13, 2008, representatives of Alcatel Lucent and the Company discussed by telephone significant issues regarding the transaction. In particular, the Company rejected Alcatel Lucent’s secured loan facility proposal, discussed the proposed tender offer conditions in the draft merger agreement, and requested an update on the status of Alcatel Lucent’s due diligence investigation.

Over the next two weeks, representatives of the Company, Alcatel Lucent, Paul Weiss, Baker Botts and Bryan Cave engaged in various discussions and negotiations regarding the terms and conditions of the proposed transaction. Such discussions related principally to issues surrounding the covenants to be given by the Company in respect of its business between the execution of a definitive merger agreement and the closing of the merger, termination events and the payment of a termination fee or reimbursement of transaction expenses by the Company, and conditions to the completion by Alcatel Lucent of a tender offer for the Company’s Shares.

On May 29, 2008, following a request by the Company in accordance with the exclusivity letter between the Company and Alcatel Lucent discussed above, Alcatel Lucent confirmed in writing to the Company that the proposed purchase price for the Company remained $67.8 million, subject to certain permitted adjustments.

Over the next several days, representatives of the Company and Alcatel Lucent, including their respective legal counsel, engaged in discussions and intensive negotiations to finalize the terms and conditions of the merger agreement.

From June 10, 2008 to June 12, 2008, representatives of Alcatel Lucent met with representatives of the Company at the Company’s headquarters in Austin, Texas to discuss human resources and certain other issues.

On June 11, 2008, the board of directors of the Company met to review the status of negotiations and the proposed transaction with Alcatel Lucent. At such meeting, the board of directors of the Company, subject to the resolution of certain open issues determined that it is advisable for the Company to enter into the merger agreement, approved the execution, delivery and performance of the merger agreement and determined to recommend that the stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. At such meeting, one member of the Company’s board of directors was unable to attend.

From June 11, 2008 to June 16, 2008, the parties continued to engage in discussions and negotiations with respect to the terms of the merger agreement and the related disclosure letter and, on June 16, 2008, final drafts of the merger agreement and the disclosure letter related thereto were distributed to the parties and their representatives. On the evening of June 16, 2008, the board of directors of the Company met with its advisers and management and after being briefed on the status of the negotiations and final revisions of the terms of the merger agreement, reaffirmed its resolutions of June 11, 2008. At such meeting, one member of the Company’s board of directors was unable to attend. Shortly after such board meeting, the Merger Agreement was executed.

On June 17, 2008, Alcatel Lucent and the Company issued a joint press release announcing execution of the Merger Agreement.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Purpose.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly as practicable. Holders of Shares who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the then current holders of Shares will no longer have an equity interest in the Company and instead will have only the right to receive the cash consideration according to the Merger Agreement or, to the extent that holders of Shares are entitled to and properly exercise dissenters’ rights under the Delaware General Corporation Law (the “DGCL”), the amounts to which such holders of Shares are entitled under Delaware law. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Approval.  Under the DGCL, the approval of the board of directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The directors of the Company in attendance at a board meeting held on June 16, 2008 unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If the Minimum Condition is satisfied (or if applicable the Lowered Minimum Condition), Purchaser will take all necessary and appropriate action to cause a short-form merger under the DGCL as described below, assuming Purchaser then owns at least 90% of the outstanding Shares. Such action may include Purchaser exercising the Top-Up Option, which is discussed below.

Board Representation.  See Section 13 — “The Merger Agreement” in this Offer to Purchase. Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will designate Luis Martinez Amago, Mark G. Gibbens and Michel Rahier to serve as directors of the Company following consummation of the Offer. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-form Merger.  Under the DGCL, if Purchaser acquires at least ninety percent (90%) of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Purchaser and Parent anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. In such event, Parent and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after acquisition of at least 90% of the Shares, without a meeting of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  Purchaser and Parent have commenced an integration review and planning process in order to consider the manner and timing of the integration of the business and operations of Parent and the Company following the completion of the Merger. The integration planning process will include a review of the Company, including its business, operations, properties, assets, products, management, capitalization, dividend policy, personnel and systems with a view to maximizing the Company’s potential in conjunction with Parent’s operations. This integration planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger. Possible changes could include changes in the Company’s capitalization, board of directors, management or dividend policy.

Extraordinary Corporate Transactions.  Except as described in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company board of directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO that Alcatel Lucent, Parent and Purchaser have filed with the SEC. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and Alcatel Lucent.”

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 15 — “Conditions to Purchaser’s Obligations” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn by the Expiration Date. Purchaser expressly reserves the right from time to time, to waive any condition to the Offer; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, (a) decrease the Offer Price or change the form of consideration to be paid in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) amend or waive satisfaction of the Minimum Condition, except that Purchaser may on a single occasion irrevocably decrease the Minimum Condition to the Lowered Minimum Condition, (d) impose conditions to the Offer in addition to the Minimum Condition and the conditions to the Offer set forth in Annex I of the Merger Agreement, which are summarized in Section 15 — “Conditions to Purchaser’s Obligations,” in this Offer to Purchase or (e) cause any modification of or amendment to the Offer that would require an extension or delay of the then current Expiration Date (other than an increase in the Offer Price or a one-time decrease in the Minimum condition to an amount not less than the Lowered Minimum Condition).

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2008, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser shall, without the consent of the Company, extend the Offer as follows:

•	if at any scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, Purchaser shall extend the Offer in one or more increments of not more than twenty (20) business days, or ten (10) business days for any such extension made after September 30, 2008 (in each case, unless (1) within a shorter period of time, all such conditions to the Offer are reasonably expected by both Parent and the Company to be satisfied or waived, in which case such extension shall be made until the date five (5) business days following such expected satisfaction or waiver or (2) a longer period is agreed to by the Company in writing); provided, further, that the Offer will be extended and re-extended until the earlier of the time that (x) the conditions to the Offer are satisfied or waived or (y) it becomes reasonably apparent that the conditions to the Offer are not reasonably capable of being satisfied by December 31, 2008; and

•	for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

In the event that Purchaser is not required to extend the Offer and not otherwise prohibited from extending the Offer pursuant to the Merger Agreement, Parent may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Purchaser’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer is not consummated by December 31, 2008 (the “End Date”), and the parties’ rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement.

Recommendation of the Company’s Board of Directors.  The board of directors of the Company (a) approved the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable to enter into the Merger Agreement; (b) approved and declared that it is in the best interests of the stockholders of the Company that the Company (i) enter into the Merger Agreement, (ii) recommend that stockholders of the Company accept the Offer and tender their Shares in the Offer (such recommendation, the “Board Recommendation”); and (iii) consummate the Merger; (c) declared that the consideration to be paid to the stockholders of the Company in the Offer and the Merger is fair to, and in the best interests of the stockholders of the Company; and (d) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the Delaware General Corporation Law (“DGCL”) inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the Company’s board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement. The Company has also represented that it has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203) shall not apply to Parent during the pendency of the Merger Agreement, including the execution, delivery or performance of the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Top-Up Option.  The Company has granted to Purchaser an irrevocable option (the “Top-Up Option) to purchase from the Company a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their wholly owned subsidiaries at the time of exercise of the Top-Up Option, constitutes, (x) if the Minimum Condition is applicable, at least 90% of the number of Shares that will be issued and outstanding immediately after the issuance of the Top-Up Option on a fully-diluted basis (including all Shares issuable in respect of the Company’s options or warrants) or (y) if the Lowered Minimum Condition is applicable, the number of unissued Shares that the Company is authorized to issue as of the date Purchaser accepts the Shares tendered in the Offer and which are not reserved for issuance pursuant to the exercise of Company options or warrants and which will constitute not less than 90% of the number of Shares that will be issued and outstanding upon the acceptance for payment by Purchaser of the Shares tendered in the Offer (including the shares issuable pursuant to the Top-Up Option). The Top-Up Option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity prohibits the exercise of the Top-Up Option or the delivery of the Shares to be purchased under the Top-Up Option. The exercise of the Top-Up Option by Purchaser is subject to certain conditions set forth in the Merger Agreement. The Top-Up Option may be exercised by Purchaser, in whole or in part, at any time within five (5) business days following the Expiration Date. Upon exercise of the Top-Up Option, if required, Purchaser shall consummate the Merger as a short-form merger pursuant to Section 253 of the DGCL.

The Merger.  The Merger Agreement provides that, at the Effective Time, as defined below, Purchaser will be merged (the “Merger”) with and into the Company and the Company will continue as the surviving corporation (the “Surviving Corporation”). Following the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Purchaser or Parent, which will automatically be cancelled) will automatically be cancelled and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive the Offer Price, to the seller in cash without interest thereon, less any required withholding taxes. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place on a date to be specified by Parent and the Company (the “Closing Date”), which will be no later than the first business day after satisfaction or waiver of certain conditions under the Merger Agreement or such later date as determined by Parent and the Company. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”), be filed with the Secretary of State of the State of Delaware and will make all other filings or recordings required under the DGCL to effect the Merger. The Merger will become effective when such Certificate of Merger has been duly filed or at such later date or time as may be agreed by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being thereinafter referred to as the “Effective Time”).

Short-Form Merger.  If at any time after the purchase of Shares pursuant to the Offer, including after the exercise of the Top-Up Option, the Shares beneficially owned by Parent, Purchaser and any wholly owned subsidiaries of Parent or Purchaser collectively represent at least 90% of the outstanding Shares, Parent will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the DGCL.

Charter, By-Laws, Directors and Officers.  The Company’s certificate of incorporation will be amended as of the Effective Time in its entirety so that it is substantially in the form attached to the Merger Agreement, until further amended in accordance with the DGCL. Parent will cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Purchaser as in effect immediately prior to the Effective Time (except that all references to the name of Purchaser therein will be changed to refer to the name of the Company) and, as so amended and restated, such bylaws will be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL. From and after the Effective Time, the directors of Purchaser will be the directors of the Surviving Corporation, each in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Purchaser will be the initial officers of the Surviving Corporation, each until their earlier death, resignation or removal.

Conversion of Securities.  At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise), and (b) Shares owned by stockholders who shall have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares) shall be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (or any higher price per Share that is paid in the Offer), without interest thereon, less any required withholding taxes, upon the surrender of the certificate representing such Share.

Treatment of Stock Options and Warrants.  With respect to all outstanding options to purchase Shares under a Company option plan, prior to the expiration of the Offer, the Company shall take such action as shall be required (i) to cause the vesting of any unvested Company options to be fully accelerated (subject to the consummation of the Merger) effective at least fifteen (15) days prior to the Effective Time, (ii) to effectuate the cancellation, as of the Effective Time, of all Company options outstanding immediately prior to the Effective Time (without regard to the exercise price of such Company Options) and (iii) to cause each such outstanding Company option to represent as of the Effective Time solely the right to receive, cash in an amount equal to the excess, if any, of the Offer Price, without interest, over the exercise price per share of the Company option. No consideration shall be payable in respect to any Company option for which the exercise price per Share equals or exceeds the Offer Price without interest and such Company option shall be cancelled and have no further force or effect.

With respect to warrants to purchase Shares, the Merger Agreement further provides that the Company shall use commercially reasonable efforts to (i) effectuate the cancellation, as of the Effective Time, of all such warrants outstanding immediately prior to the Effective Time (without regard to the exercise price of such warrants) and (ii) cause each such outstanding warrant to represent as of the Effective Time solely the right to receive, a cash payment in the amount of the cash in an amount equal to the excess, if any, of the Offer Price, without interest, over the exercise price per share of the warrant. No consideration shall be payable in respect to any such warrant for which the exercise price per Share equals or exceeds the Offer Price without interest and such warrant shall be cancelled and have no further force or effect.

Conditions to Obligations of Each Party to Effect Merger.  The obligations of each of the parties to effect the Merger are subject to the following conditions:

(a) Purchaser shall have accepted for purchase the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and such number of Shares, together with the number of Shares acquired pursuant to exercise of the Top-Up Option and any other Shares acquired by Parent or Purchase, is equal to or greater than (x) 90% of the number of Shares that will be issued and outstanding as of the Closing Date on a fully-diluted basis (including all Shares issuable in respect of options or warrants to acquire Shares) or (y) in the event that Purchaser elects to decrease the Minimum Condition to the Lowered Minimum Condition, 90% of the number of Shares that will be issued and outstanding upon the acceptance for payment by Purchaser of the Shares tendered in the Offer (including Shares acquired pursuant to exercise of the Top-Up).

(b) No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise enjoining or prohibiting consummation of the Merger.

Conditions to Obligations of Purchaser.  See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase.

Schedule 14D-9.  The Merger Agreement provides that the Company shall file with the SEC, as promptly as practical following the filing of the Schedule TO, the Schedule 14D-9. To the extent practicable, the Company shall cooperate with Purchaser in mailing or otherwise disseminating the Schedule 14D-9 with this Offer to Purchase, the related Letter of Transmittal to the holders of Shares. The Company shall cause the Schedule 14D-9 to comply in all material respects with the provisions of all applicable federal and other securities laws.

Board of Directors.  Effective upon the payment of Shares accepted in the Offer and not properly withdrawn and from time to time thereafter as Purchaser acquires Shares subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of the Exchange Act, Parent shall be entitled to designate for election or appointment to the Company’s board of directors such number of directors, rounded up to the next whole number, as shall give Parent representation on the Company’s board of directors equal to at least that number of directors equal to (x) the total authorized number of directors of the Company at such time multiplied by (y) a fraction, the numerator of which is the aggregate number of Shares then beneficially owned by Parent or any affiliate of Parent (including any Shares accepted for payment by Purchasers and excluding any Shares held by the Company or any of its subsidiaries) and the denominator of which is the total number of Shares issued and outstanding at such time; provided, however, that prior to the Effective Time, the Company’s board of directors shall have at least two (2) directors who are directors of the Company on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the Federal securities laws) of Purchaser or Parent. The Company shall, upon request by Parent, subject to the Company’s certificate of incorporation, increase the size of the Company’s board of directors or exercise its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent’s designees to be elected or appointed to the Company’s board of directors and shall cause Parent’s designees to be so elected or appointed.

It is currently anticipated that Parent will designate Luis Martinez Amago, Mark G. Gibbens and Michel Rahier to serve as directors of the Company following consummation of the Offer. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser including representations relating to: organization and good standing of the Company; subsidiaries; authorization for, validity of and necessary action with respect to the Merger Agreement; absence of conflicts with organizational documents and certain contracts; governmental approvals and notices required in connection with the Merger Agreement; the Company’s SEC filings, financial statements and internal accounting controls; absence of certain changes; taxes, intellectual property; compliance with applicable laws; litigation, real estate; employment matters; employee benefit plans; environmental matters; material contracts; information provided by the Company for inclusion in this Offer to Purchase; brokers and finders; the opinion of the Company’s financial advisors; interested party transactions; insurance; compliance with DGCL takeover, control share and business combination statutes; absence of certain business practices; and import and export control laws. Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, corporate organization, standing and power, authority, absence of conflicts, required filings and consents, litigation, adequacy of funds, the accuracy of certain information provided by Parent or Purchaser for inclusion the Schedule 14D-9 and brokers and finders.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Parent and Purchaser, on the one hand, and the Company, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Parent, Purchaser or the Company.

Conduct of Company’s Business Pending Merger.  Except as contemplated by the Merger Agreement, as may be required by applicable law, or otherwise set forth in the Company’s disclosure letter or as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, each of the Company and each of its subsidiaries shall (a) conduct its operations in the ordinary course of business consistent with past practice, and (b) use commercially reasonable efforts to preserve intact its business organization and to maintain satisfactory relationships with its customers, suppliers and employees and others having business relationships with it and to retain the services of its key officers and employees.

Except as contemplated by the Merger Agreement, as may be required by applicable law, or otherwise set forth in the Company’s disclosure letter or as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed) at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

•	amend or waive any provision of the organizational documents of the Company or any of its subsidiaries;

•	issue, sell, pledge, encumber or dispose of (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or contracts, whether written or oral), or authorize the issuance, sale, pledge, encumbrance or disposition of, any capital stock or any securities convertible or exchangeable into or exercisable for shares of its capital stock or the capital stock of any subsidiary of the Company, or any bonds, debentures or other indebtedness having the right to vote, or take any action to cause to be exercisable any otherwise unexercisable Company Options (except as otherwise provided in the Merger Agreement or by the express terms of any unexercisable Company Options outstanding as of the date hereof), except for (i) issuances of capital stock of the Company’s subsidiaries to the Company or to another wholly owned subsidiary, (ii) issuances of Shares upon exercise of Company Options outstanding on the date of the Merger Agreement in accordance with the terms thereof and (iii) issuances of Shares upon exercise of Warrants outstanding on the date of the Merger Agreement in accordance with the terms thereof;

•	adjust, split, combine or reclassify any shares of its capital stock or redeem, purchase or otherwise acquire any shares of its capital stock or the capital stock of any subsidiary of the Company;

•	declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, other than dividends and other distributions paid by wholly owned subsidiaries of the Company;

•	materially increase benefits under or establish any material employment benefit plan or otherwise materially increase the compensation or fringe benefits payable or to become payable to any of its respective directors, officers or employees, other than (i) in the ordinary course of business consistent with past practice or (ii) as required by applicable law or by any existing employment agreement or benefit plan;

•	enter into any employment, change in control, retention or severance agreement with or grant any severance or termination pay to, any of its directors, officers or employees, other than employment agreements

(containing customary terms and conditions, but not containing any provisions giving rights with respect to the grant or issuance of capital stock or options, warrants, calls, subscriptions, or stock appreciation rights) entered into in the ordinary course of business consistent with past practice in connection with the hiring of new employees; provided that the base salary to be paid to each new employee under each such employment agreement shall not be in excess of $150,000, with respect to each new employee to be located in the United States, or €150,000, with respect to each new employee to be located outside of the United States,

•	enter into any new material contract other than contracts with its customers in the ordinary course of business consistent with past practice;

•	make any material change to, terminate or waive in any material respect any rights under any existing material contract except as demonstrably consistent with past practices and as would not be materially adverse to the Company and its subsidiaries, taken as a whole, or make any material change to the conduct of the business or operations of the Company and its subsidiaries, taken as a whole;

•	acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, or make any investment in (whether by purchase of stock or securities, contributions to capital, or entering into binding agreements with respect to any such investment) any Person or business or division thereof, or otherwise purchase or acquire any properties, rights or assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, in each case other than purchases of inventory, acquisitions of license rights and purchases of other assets in the ordinary course of business consistent with past practice;

•	enter into any material joint venture, partnership or similar agreement;

•	sell, lease, license, transfer, mortgage, pledge, encumber, otherwise subject to a lien, abandon or vacate, or dispose of, in whole or in part, any assets (including the capital stock of a subsidiary of the Company) that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice or the incurrence of any lien as necessary or appropriate in connection with any indebtedness permitted by the clause immediately below;

•	(i) incur, assume or prepay any indebtedness, or assume, guarantee or otherwise become liable or responsible for the indebtedness of any other person, other than: (A) pursuant to credit facilities in amount not to exceed an aggregate principal amount of $18,000,000, on reasonable and customary terms, that do not contain provisions (unless they have been waived expressly for the transactions contemplated by the Merger Agreement) that will result in the occurrence of a default or an event of default (with notice or lapse of time, or both) upon the consummation of the Offer, the issuance of the Top-Up Option Shares or the consummation of the Merger, with borrowing thereunder in principal amounts not to exceed $2,000,000 outstanding at any one time through September 30, 2008 and $5,000,000 outstanding at any one time between October 1, 2008 and December 31, 2008; (B) indebtedness among the Company and its direct or indirect wholly owned subsidiaries or among such subsidiaries in the ordinary course of business consistent with past practice; (C) indebtedness for borrowed money incurred pursuant to contracts entered into prior to the date of the Merger Agreement and (D) indebtedness incurred in connection with the financing of premiums due under insurance policies taken out by the Company, in a principal amount not to exceed $400,000 in the aggregate, or (ii) issue, sell or amend any debt securities or warrants (except such amendments as may be required to terminate pursuant to the Merger Agreement without the issuance of any new debt securities or warrants) or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

•	make any loans, advances or capital contributions to, or investments in, any other person (including loans to its directors or officers), other than (i) in the ordinary course of business consistent with past practice and (ii) among the Company and its direct and indirect wholly owned subsidiaries or among such subsidiaries;

•	implement or adopt any material changes in financial accounting methods, principles, policies, procedures or practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes, other than as required by U.S. generally accepted accounting principles, SEC rule or policy or applicable law, including as the same may be interpreted by the Company’s independent auditors;

•	make any individual capital expenditure other than capital expenditures with respect to each three-month period ending June 30, September 30 and December 31, 2008 not in excess of $500,000 in the aggregate for each such period;

•	(i) compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements not in excess of $100,000 individually or $500,000 in the aggregate without the imposition of material equitable relief on, or the admission of wrongdoing by, the Company or any of its subsidiaries or (ii) waive or release any rights that are material to the Company and its subsidiaries, taken as a whole, or make any payments of any liabilities of the Company or any of its subsidiaries that are material to the Company and its subsidiaries, taken as a whole, before the same come due in accordance with their terms;

•	enter into any “non-compete” or similar agreement that would by its terms restrict the business of the Surviving Corporation or its subsidiaries following the Effective Time;

•	enter into any new line of business outside of its existing business;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	make any change (or file any such change) in any method of tax accounting or any tax election (except, in each case, as in the ordinary course of business, as is consistent with past practice or as required by law or generally accepted accounting practices), settle or compromise any material tax liability or enter into any agreement relating to taxes, in each case for an amount materially in excess of the amount reserved therefor on the financial statements included in the Company’s reports filed or furnished with or to the SEC;

•	fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any subsidiary of the Company, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of comparable standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that neither the Company nor any subsidiary of the Company shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

•	reserve or take any other action with respect to the capital stock of the Company that would limit or impair the ability of the Company to issue Shares issuable under the Top-Up Option; or

•	agree or commit to do any of the foregoing.

Nonsolicitation Obligation.  In the Merger Agreement, the Company agreed that, until the earlier of the Closing and the termination of the Merger Agreement, neither the Company nor any of its subsidiaries will, and each of them will direct its representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by providing non-public information) any inquiries, proposals or offers that constitute or would reasonably be expected to lead to, any Alternative Proposal, as such term is defined below;

•	engage or participate in any negotiations regarding, or provide or cause to be provided any material non-public information or data relating to the Company or any of its subsidiaries in furtherance of, or have any discussions with any Person relating to, an actual or potential Alternative Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Alternative Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal; or

•	approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal.

Except as noted below in response to an unsolicited bona fide Alternative Proposal, the Company has agreed to cause its representatives to immediately cease any discussions or negotiations with any Persons other than Purchaser and its representatives regarding, or that would reasonably be expected to lead to, an Alternative Proposal.

In addition to the obligations of the Company set forth above, the Company shall notify Parent, orally and in writing, promptly (and in any event within twenty-four (24) hours) following receipt, of material terms and conditions of any written proposal (including the identity of the parties) which the Company or any of its representatives may receive after the date of the Merger Agreement relating to an Alternative Proposal and shall keep Parent informed in all material respects and on a timely basis as to the status of and any material developments regarding any such proposal.

The term “Person” means an individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company, unincorporated entity or joint stock company), firm or other enterprise, association, organization, entity or governmental entity.

An “Alternative Proposal” means (i) any proposal, inquiry, indication of interest or offer from any person or group of Persons (other than Parent, Purchaser or any of their respective subsidiaries) for a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (ii) any proposal for the issuance by the Company of over twenty percent (20%) of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over twenty percent (20%) of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

Notwithstanding the above, in response to an unsolicited bona fide Alternative Proposal received after the date of the Merger Agreement that did not result from or arise from a breach of the non-solicitation provisions of the Merger Agreement and that the Company’s board of directors believes in good faith, after consultation with the Company’s outside counsel and financial advisors, constitutes or may reasonably be excepted to lead to a Superior Proposal, as defined below (such an Alternative Proposal, a “Qualifying Alternative Proposal”), the Company may, and may direct its representatives to:

•	contact the Person making such Qualifying Alternative Proposal or its representatives for the purposes of clarifying any material terms of such Qualifying Alternative Proposal and the capability of consummating such Qualifying Alternative Proposal;

•	furnish non-public information with respect to the Company and its subsidiaries to the Person making such Qualifying Alternative Proposal and its representatives pursuant to a customary confidentiality agreement substantially similar to, with respect to the confidentiality terms and provisions, the confidentiality agreement entered into with Alcatel Lucent; and

•	participate in discussions or negotiations with such Person and its representatives regarding such Qualifying Alternative Proposal.

A “Superior Proposal” means any bona fide written Alternative Proposal (A) with the references to “twenty percent (20%)” in the definition of Alternative Proposal being replaced by “fifty percent (50%)” and (B) that (x) contemplates terms that the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable to the holders of Shares than the Offer and the Merger (taking into account all financial, regulatory, legal, timing and other aspects of such proposal, including any required financing, the payment of the termination fee and eligible expenses and any changes to the consideration proposed by Parent) and (y) the board of directors of the Company believes is reasonably capable of being completed.

Pursuant to the Merger Agreement, the Company’s board of directors is prohibited from withdrawing the Board Recommendation or qualifying or modifying the Board Recommendation in a manner that is adverse to Parent or Purchaser (“Change of Recommendation”) or approving, endorsing, or recommending any Qualifying Alternative Proposal that the Company’s board of directors determines, in good faith and in consultation with the Company’s outside counsel and financial advisors, constitutes a Superior Proposal, or enter into a definitive agreement providing for the implementation of such Superior Proposal unless (a) the Company has given Parent at least three (3) business days’ written notice advising Parent that the Company’s board of directors has determined that the Company has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person or persons making such Superior Proposal, (b) the Company and its financial and legal advisors negotiate in good faith with Parent and its financial and legal advisors (to the extent Parent wishes to negotiate) to provide Parent the opportunity to make an Alternative Proposal in response to such Superior Proposal, and (c) Parent does not, within three (3) business days of Parent’s receipt of the notice of a Superior Proposal, make an Alternative Proposal that a majority of the members of the Company’s board of directors determines in good faith, after consultation with outside counsel and financial advisors, to be at least as favorable to the Company’s stockholders as such Superior Proposal.

Notwithstanding the preceding sentence and absent any breach by the Company of the non-solicitation obligation described above, the Company’s board of directors may, in response to a Company Intervening Event (as defined below) effect a Change of Recommendation if the Company’s board of directors has concluded in good faith, after consultation with its outside counsel, that, in light of such Company Intervening Event, the failure of the Company’s board of directors to effect such Change of Recommendation would result in a breach of its fiduciary duties under applicable law; provided that, the Company’s board of directors shall not be entitled to exercise its right to make a Change of Recommendation unless the Company has (x) provided to Parent at least three (3) business days’ prior written notice advising Parent that the Company’s board of directors intends to take such action and specifying the reasons for such Change of Recommendation in reasonable detail and (y) during such three (3) business day period, if requested by Parent, engaged in good faith negotiations with Parent and its financial and legal advisors to amend the Merger Agreement in such a manner that obviates the need for a Change of Recommendation. A “Company Intervening Event” means a material development or material change in circumstances occurring or arising after the date of the Merger Agreement (except for any material development or material change related to the ongoing commercial relationship between the Company and Parent and their respective affiliates), that was neither known to the Company’s board of directors nor reasonably foreseeable as of or prior to the date of the Merger Agreement (and not relating to any Alternative Proposal).

Nothing contained in the Merger Agreement prohibits the Company or the Company’s board of directors from (i) complying with Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an Alternative Proposal, (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder, (iii) complying with its disclosure obligations under U.S. federal or state law regarding an Alternative Proposal or (iv) taking any action that any court of competent jurisdiction orders the Company to take. Further, none of the actions pursuant to clauses (i) through (iv) of the preceding sentence will be deemed to be a Change of Recommendation, a proposal to effect a Change of Recommendation or an approval, endorsement or recommendation of any Alternative Proposal so long as the board of directors of the Company expressly and publicly reaffirms its Board Recommendation in any such disclosure or communication pursuant to such clauses (i) through (iii) and substantially concurrently with the taking of any action pursuant to such clause (iv).

Access to Information.  The Merger Agreement provides that, subject to applicable law, from the date of the Merger Agreement and the earlier of (x) the Effective Time and (y) the date the Merger Agreement is terminated, the Company and its subsidiaries will (i) afford Parent and its representatives reasonable access during normal business hours and upon reasonable notice, to the officers, employees, agents, properties, books and records of the Company and its subsidiaries; (ii) deliver to Parent unaudited consolidated monthly financial statements of the Company, prepared by Company management, including a profit and loss statement and a balance sheet, no later than fifteen (15) days following the last day of the calendar month to which such unaudited consolidated monthly financial statements relate; (iii) promptly deliver or make available to Parent such other financial and operating data and other information with respect to the business and operations of the Company and its subsidiaries, as Parent may from time to time reasonably request, and (iv) furnish promptly to Parent a copy of each report, schedule, registration statement and other documents filed or received by it pursuant to the requirements of federal or state securities laws. The Company is not required to provide information, that would: (1) result in the disclosure of any trade secrets of third parties or violate any obligation of the Company with respect to confidentiality; (2) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine; (3) unreasonably disrupt the operations of the Company or its subsidiaries; or (4) if the Company reasonably believes it would violate any law.

Employment and Employee Benefits.  For a period of twelve (12) months following the Effective Time, Parent shall, or shall cause the Surviving Corporation and its subsidiaries to, provide the employees of Parent or the Surviving Corporation or their respective subsidiaries who shall have been employees of the Company or any of its subsidiaries immediately prior to the Effective Time (“Continuing Employees”), while such Continuing Employees remain so employed, health, welfare and retirement benefits that are no less favorable, in the aggregate, than those provided by the Company and its subsidiaries immediately prior to the Effective Time. Parent shall take, or cause the Company (and after the Effective Time, the Surviving Corporation) and its subsidiaries to take, all necessary action so that each Continuing Employee shall, after the Closing Date, continue to be credited with the unused, accrued general and sick leave credited to such Continuing Employee as of the Acceptance Date and through the Closing Date under the applicable general and sick leave policies of the Company and its subsidiaries. Parent shall take all necessary action so that, under each employee plan of Parent in which Continuing Employees become eligible to participate upon or after the Closing, the Continuing Employees shall be given credit for all service with the Company and its subsidiaries to the same extent as if such services had been rendered to Parent or any of its subsidiaries or affiliates for purposes of determining their rate of vacation accrual under Parent’s standard procedure, and for eligibility to participate in, and vesting for eligible benefits under, Parent’s 401(k) plan (if applicable).

In addition, Parent shall, or shall cause the Surviving Corporation and its subsidiaries: (i) to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any group health plan in which such Continuing Employees may be eligible to participate after the Closing, to the same extent as waived under Parent group health plans for newly hired and similarly situated employees of Parent and its subsidiaries; and (ii) to provide each Continuing Employee with credit under any group health plan in which such Continuing Employee becomes eligible to participate after the Closing for any co-payments and deductibles paid by such Continuing Employee for the then current plan year under the corresponding group health plan maintained by the Company or any of its subsidiaries prior to the Closing.

Parent shall, or cause the Company and its subsidiaries to, honor written severance agreements of the Company and its subsidiaries as in effect as of the date of the Merger Agreement and as set forth in the Company’s disclosure letter and pay the annual incentive bonuses payable to employees of the Company for 2008 in accordance with the applicable plans, programs and policies of the Company as in effect as of the date of the Merger Agreement and as set forth in the Company’s disclosure letter.

Insurance and Indemnification.  From and after the Closing Date, the Surviving Corporation shall fulfill and honor in all respects, to the extent permitted or required by applicable law, the existing obligations of the Company pursuant to any indemnification, exculpation and advancement of expenses provisions in favor of the current or former directors, officers, employees or agents of the Company or any of its subsidiaries or any other person who, at the request of the Company or any of its subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust pension or other employee benefit plan or enterprise (the “Indemnified Parties”) under the organization documents of the Company or its subsidiary or any agreement between an Indemnified Party and the Company or any of its subsidiaries, in each case as in effect as of the date of the Merger Agreement or as amended prior to the Effective Time with the consent of Parent. The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in the organizational documents of the Company in effect on the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights of the Indemnified Parties.

As of the Acceptance Date and for a period six (6) years thereafter, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company or provide substitute policies or purchase a “tail policy,” in either case of substantially the same coverage and amounts and containing terms and conditions that are not materially less advantageous in the aggregate than such policy with respect to matters arising on or before the Closing Date. However, Surviving Corporation will not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 275% of the current annual premium paid by the Company, but in such case must purchase as much coverage as reasonably practicable for such amount.

Prior to the Closing Date, the Company shall purchase, at Parent’s expense, a supplemental extended reporting period with respect to the errors and omissions insurance currently maintained by the Company and its respective subsidiaries that will be effective from the Closing Date for a period of two (2) years; provided, that Parent shall not be required to make annual premium payments for any such insurance policy to the extent such premiums exceed 200% of the current annual premium paid by the Company for the errors and omissions insurance the Company currently maintains. In addition, prior to the Closing Date, the Company shall purchase, at Parent’s expense a supplemental extended reporting period with respect to the special risk insurance policy currently maintained by the Company and its respective subsidiaries that will be effective from the Closing Date for a period of two (2) years; provided, however, that Parent shall not be required to make annual premium payments for any such insurance policy to the extent such premiums exceed 200% of the current annual premium paid by the Company for the special risk insurance the Company currently maintains.

Agreement to Take Further Action and to Use Reasonable Best Efforts.  Upon the terms and subject to the conditions of the Merger Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement.

In furtherance of the foregoing, Parent and the Company have agreed to use their reasonable best efforts to take all actions required to avoid the entry, or to effect the dissolution, of any order which would otherwise have the effect of preventing or delaying the Offer, the Merger and the other transactions contemplated by the Merger Agreement, except that nothing shall require Parent to take any action related to (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of assets or businesses of Parent or any of its subsidiaries (including, after the Effective Time, the Company or any of its subsidiaries) and (ii) otherwise taking or committing to take actions that would limit the freedom of action of Parent or its subsidiaries (including, after the Effective Time, the Surviving Corporation and its subsidiaries) with respect to, or its ability to retain, one or more of their respective assets or businesses.

Termination.  The Merger Agreement may be terminated at any time prior to the Acceptance Date:

(a) by the mutual written consent of Parent and the Company;

(b) by Parent or the Company:

(i) if a court of competent jurisdiction or other governmental entity shall have issued or enacted an order or law or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, law or other action shall have become final and non-appealable, as applicable; provided, that neither the Company nor Parent may terminate the Merger Agreement if the issuance or enactment of such final, non-appealable order or, as appropriate, other action was primarily due to the failure of such party (or with respect to Parent, the failure of Purchaser) to comply with or perform any of its covenants or obligations under the Merger Agreement;

(ii) if the conditions to the Offer have not been satisfied (or, to the extent legally permissible, waived) at any scheduled Expiration Date and the Offer is not extended; provided that (A) Parent may not terminate the Merger Agreement if Parent or Purchaser has failed to comply with or perform any of its covenants or obligations regarding expiration of the Offer and (B) the Company may not terminate the Merger Agreement upon (x) the non-satisfaction of the conditions to the Offer set forth in clause (vii) of Section 15 — “Conditions to Purchaser’s Obligations” by reason of any representation and warranty made in the Agreement on the date hereof failing to meet the standard required by such clause (vii) or clause (viii) of Section 15 — “Conditions to Purchaser’s Obligations”, or (y) the non-satisfaction of the conditions to the Offer set forth in clauses (b)(ii), (ix), (x), or (xi) of Section 15 — “Conditions to Purchaser’s Obligations”, if the non-satisfaction of any such condition to the Offer set forth in this clause (y) was caused by the Company’s breach of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement; provided, that if the non-satisfaction of any such condition to the Offer set forth in this clause (y) was not caused by the Company’s breach of any of its representations, warranties, covenants and agreements set forth in the Merger Agreement, the Company may terminate the Merger Agreement pursuant to this provision only if such non-satisfied condition to the Offer has not been irrevocably waived by Parent (solely with respect to the particular instance or event that resulted in the non-satisfaction of such condition to the Offer) in writing within ten (10) business days (with the exception of during August 2008, in which case, within fifteen (15) business days) after receipt by Parent of a written notice from the Company indicating that the Company intends to terminate the Merger Agreement; or

(iii) if the Acceptance Date shall not have occurred on or before the End Date; provided that neither the Company nor Parent may terminate the Merger Agreement if the failure of the Acceptance Date to occur on or before the End Date was primarily due to the failure of such party (or with respect to Parent, the failure of Purchaser) to comply with or perform any of its covenants or obligations under the Merger Agreement.

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would (x) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on Parent or (y) result in a failure of any condition to the Offer or any condition to the obligations of each party to effect the Merger to be capable of being satisfied, or the Offer to be consummated, by the End Date and (B) is not curable or, if curable, is not cured by Parent or Purchaser within thirty (30) days after written notice thereof is given by the Company to Parent;

(ii) if all of the conditions to the Offer are satisfied or waived and Parent and Purchaser fail to accept for payment or pay for any tendered Common Shares in accordance with their obligations regarding expiration of the Offer; provided that the Company may not terminate the Merger Agreement if such failure to accept for payment or pay for any tendered Shares shall have been caused by the Company’s failure to comply with or perform any of its covenants or obligations under the Merger Agreement; or

(iii) if the Company’s board of directors shall have approved, endorsed or recommended any Superior Proposal in accordance with the Merger Agreement, provided that any such purported termination shall be void and of no force and effect unless, prior to or concurrently with, and in either case as a condition to, the effectiveness of such termination, the Company pays the applicable termination fee, as more fully discussed below;

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in a failure of any condition to the Offer or any condition to the obligations of each party to effect the Merger to be capable of being satisfied, or the Offer to be consummated, by the End Date, and (B) such breach or failure is not curable or, if curable, is not cured by the Company within thirty (30) days after written notice thereof is given by Parent to the Company; or

(ii) if the Company’s board of directors shall have failed to make the Board Recommendation in the Schedule 14D-9, effected a Change of Recommendation or approved, endorsed or recommended any

Alternative Proposal or in the case of an Alternative Proposal made by means of a tender offer or exchange offer for the Shares, the tender offer or exchange offer constituting the Alternative Proposal shall have been commenced and the Company’s board of directors shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the Company’s board of directors shall have failed to recommend against acceptance of such offer.

In the event of termination of the Merger Agreement, it will immediately become void and the Company, Parent, Purchaser or their respective subsidiaries or affiliates will have no liability or obligation; provided, that (a) any such termination will not relieve any party from liability for any willful breach of the Merger Agreement, willful failure to perform its obligations under the Merger Agreement or for fraud, and (b) the provisions of the Merger Agreement relating to fees and expenses, effect of termination and certain miscellaneous provisions of the Merger Agreement will remain in full force and effect and survive any termination of the Merger Agreement. However, in the event the Merger Agreement is terminated in circumstances requiring the Company to pay the Termination Fee (as defined below) and/or the Eligible Expenses (as defined below) to Parent, then such payment by the Company will be the exclusive remedy of Parent and Purchaser for the loss suffered as a result of any such termination of the Merger Agreement, other than for fraud, and, upon such payment, the Company shall have no further liability or obligation relating to or arising out of the Merger Agreement.

Expenses; Termination Fee.  Except as otherwise set forth below, any fee or expense incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fee or expense, whether or not the Offer and the Merger are consummated. Notwithstanding the foregoing, all fees and expenses payable in connection with obtaining any necessary consents and filings shall be shared equally by Parent and the Company.

The Company agrees with Purchaser and Parent that:

(i) (A) if Parent shall terminate the Merger Agreement because of a willful breach of, or willful failure by the Company to perform any of, its representations, warranties, covenants or other agreements contained in the Merger Agreement other than with respect to the Company’s obligation to file the Schedule 14D-9 containing the Board Recommendation and certain related actions, or with respect to the Company’s nonsolicitation obligations, then the Company shall pay (or cause to be paid) to Parent, or as directed by Parent, the Eligible Expenses (as defined below) within two (2) business days following such termination, and (B) if Parent shall terminate the Merger Agreement because of a material breach of the Company’s obligation to file the Schedule 14D-9 or with respect to the Company’s nonsolicitation obligation, then the Company shall pay to Parent, or as directed by Parent, the Termination Fee (as defined below) within two (2) business days following such termination;

(ii) if Parent shall terminate the Merger Agreement due to a failure to include the applicable board recommendation in the Schedule 14D-9 or due to a Change of Recommendation or endorsement of an Eligible Alternative Proposal, as defined below, then the Company shall pay to Parent, or as directed by Parent, the Eligible Expenses (as defined below) on the business day immediately following such termination and if the Company or any of its subsidiaries, within twelve (12) months after the date the Merger Agreement is terminated, consummates an Eligible Alternative Proposal (as defined below), the Company shall pay (or cause to be paid) to Parent, or as directed by Parent, an amount equal to the difference between (x) the Termination Fee and (y) the Eligible Expenses (as defined below) prior to or simultaneously with the consummation of such Eligible Alternative Proposal;

(iii) if the Company shall terminate the Merger Agreement because the Company’s board of directors shall have approved, endorsed or recommended any Superior Proposal, then the Company shall pay (or cause to be paid) to Parent, or as directed by Parent, the Termination Fee prior to or simultaneously with such termination;

(iv) if either the Company or Parent shall terminate the Merger Agreement due solely to the failure to meet the Minimum Condition or Lowered Minimum Condition, as applicable and (A) after the date of the Merger Agreement and prior to such termination, a Person or “group” (within the meaning of Section 13(d)(3)

of the Exchange Act) or any representative of such Person or group on behalf of such Person or group has made or amended or modified any Eligible Alternative Proposal, then the Company shall pay (or cause to be paid) to Parent, or as directed by Parent, the Eligible Expenses within two (2) business days following such termination, and (B) if within twelve (12) months from the date of such termination, the Company shall consummate an Eligible Alternative Proposal with such Person or group or any other Person or group, then the Company shall pay (or cause to be paid) to Parent, or as directed by Parent, prior to or simultaneously with the consummation such Eligible Alternative Proposal, an amount equal to the difference between (x) the Termination Fee and (y) the Eligible Expenses; and

(v) if Parent or the Company shall terminate the Merger Agreement due to the failure to meet the Audit Opinion condition as set forth below, then the Company shall pay to Parent, or as directed by Parent, the Eligible Expenses within two (2) Business Days following such termination.

The term “Eligible Alternative Proposal” means a bona fide Alternative Proposal with the references to “twenty percent (20%)” in the definition of Alternative Proposal replaced by “fifty percent (50%)”. Additionally, the term “Eligible Expenses” means the aggregate cash amount necessary to fully reimburse Parent and Purchaser for all out-of-pocket fees and expenses incurred at any time prior to the termination of the Merger Agreement by Parent or Purchaser in connection with the Offer, the Merger, the preparation of the Merger Agreement and their due diligence investigation of the Company (including all fees, charges and disbursements of counsel and all fees and expenses payable to their accountants and financial advisors), up to an aggregate maximum amount of $1,250,000. Further, the term “Termination Fee” means an amount equal to $3,000,000.

Amendment.  Subject to provisions of applicable law, prior to the Effective Time, the Merger Agreement may be amended, modified, or supplemented only by a written agreement among the Company, Parent and Purchaser.

Extension; Waiver.  At any time prior to the Effective Time and subject to applicable law, any party to the Merger Agreement, by action taken or authorized by its board of directors, may: (a) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (b) waive any inaccuracies in the representations and warranties made to such party in the Merger Agreement or in any document delivered pursuant thereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom enforcement is sought. Such extension or waiver shall not apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. Delay in exercising any right under the Merger Agreement or otherwise, or failure to assert any rights under the Merger Agreement or otherwise, shall not constitute a waiver of such right.

Management Arrangements.  As of the date of this Offer to Purchase, Parent is discussing the terms of future employment agreements with Anna Clepper, the Company’s Vice President, Human Resources, Michael Fitzpatrick, the Company’s Chief Financial Officer, and Richard Hanna, the Company’s Chief Operating Officer, but, as of the date of this Offer to Purchase, the terms of such employment agreements with Parent have not been finalized and there can be no assurance that such agreements will be reached. The discussions referenced above commenced after the Merger Agreement was executed. To the knowledge of Parent and Purchaser, as of the date of this Offer to Purchase, no other members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding the terms of their employment with the Surviving Corporation, Parent or any of their subsidiaries. A description of current arrangements between the Company and members of its management is set forth in the Schedule 14D-9.

14.	Dividends and Distributions.

The Company has not paid dividends on the Shares. The Merger Agreement provides that the Company shall not, between the date of the Merger Agreement and the Effective Time, declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions by any wholly owned subsidiary of the Company).

15.	Conditions to Purchaser’s Obligations.

Notwithstanding any other provision in the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may (subject to any such rules and regulations), to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares, (a) if the Minimum Condition shall not have been satisfied or (b) any of the following events or conditions shall occur and be continuing as of any scheduled Expiration Date of the Offer:

(i) the waiting period under the HSR Act and any foreign competition law applicable to the purchase of Shares pursuant to the Offer shall not have expired or otherwise been terminated;

(ii) other than as contemplated in clause (b)(i) above, in respect of the transactions contemplated by the Merger Agreement, the Company and its subsidiaries shall not have obtained all consents, authorizations, orders, approvals, waivers and exemptions of governmental entities required, if any, in connection with the Merger or the Offer (excluding any such consents, authorizations, orders, approvals, waivers and exemptions that have not been obtained where the failure to obtain such consents, authorizations, orders, approvals, waivers and exemptions would not reasonably be expected to result in a Material Adverse Effect on the Company), and any such consents, authorizations, orders, approvals, waivers and exemptions that have been obtained shall have been obtained on terms that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect on the Company;

(iii) there shall be pending before any court of competent jurisdiction any action commenced by a governmental entity against the Company or Parent or Purchaser that seeks to prohibit the acceptance for payment of Shares tendered pursuant to the Offer or to prohibit the consummation of the Top-Up Option or the Merger;

(iv) a governmental entity of competent jurisdiction shall have issued or entered any restraining order, preliminary or permanent injunction or equivalent legal restraint that remains in effect and enjoins or otherwise prohibits consummation of the Offer, the Top-Up Option or the Merger;

(v) there shall have been enacted since the date of the Merger Agreement, and there shall remain in effect, any law that prohibits the acceptance for payment of Shares tendered pursuant to the Offer or that prohibits the consummation of the Top-Up Option or the Merger;

(vi) The Merger Agreement shall have been terminated by the Company, Purchaser or Parent in accordance with its terms;

(vii) without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein: (A) any of the representations and warranties of the Company set forth in Sections 3.2(a) through (e) of the Merger Agreement shall not be true and correct (except, in the case of Sections 3.2(a) to (e) of the Merger Agreement, for such inaccuracies as are not material in the aggregate), in each case at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date); or (B) any of the other representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in each case at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(viii) the Company shall not have performed in all material respects all obligations and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date and such failure to perform and comply shall not have been cured prior to the Expiration Date;

(ix) (A) the Company’s independent registered public accounting firm (the “Accounting Firm”) shall not have delivered an opinion specific to the consolidated financial statements of the Company and its subsidiaries for the fiscal years ended December 31, 2006 and 2007 (the “Audit Opinion”) that indicates that (i) the Accounting Firm audited the accompanying consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years ended December 31, 2007 and December 31, 2006, (ii) such audit was conducted by the Accounting Firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), (iii) the financial statements referred to above (the “Audited Financial Statements”) present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2007 and December 31, 2006, in conformity with GAAP and (iv) such Audit Report is not qualified because of a limitation on the scope of the audit or contain any qualification relating to the acceptability of accounting principles used or the completeness of disclosures made; (B) such Audit Opinion shall have been delivered by the Company’s Accounting Firm and the audit referenced therein shall have resulted in a Material Adverse Financial Change, as such term is defined below; or (C) five (5) business days shall not have elapsed from and including the date such Audited Financial Statements and Audit Opinion are furnished by the Company to the SEC on a Current Report on Form 8-K; provided that this condition shall not require such Audited Financial Statements to have been filed with the SEC on an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q;

(x) the effective date, as set forth in Paragraphs 1.8 and 9.1 of the Stipulation and Agreement of Partial Settlement entered into by, among others, the Company and the Lead Plaintiffs in In re Motive, Inc. Securities Litigation, Case No. A-05-CA-923-LY, U.S. District Court for the Western District of Texas, shall not have occurred or the effective date, as set forth in Section II, Paragraph 1(d) and Section II, Paragraph 13, of the Stipulation of Settlement entered into by, among others, the Company and the derivative plaintiff in Adair v. Harmon et al., Case No. A-06-CA-017-LY, U.S. District Court for the Western District of Texas, shall not have occurred; or

(xi) since the execution of the Merger Agreement, there shall have occurred a Material Adverse Effect on the Company.

The term “Material Adverse Effect” means, when used in connection with an entity, any fact, change, event, development, condition, circumstance, occurrence or effect (any such item, an “Effect”) that has or would be reasonably likely to have a material adverse effect on (x) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such entity taken as a whole with its subsidiaries or (y) the ability of such entity to consummate the transactions contemplated by the Merger Agreement; provided, however, that, with respect to and applying to clause (x) above only, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity:

•	any Effect resulting from compliance with the terms and conditions of the Merger Agreement;

•	any Effect resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement;

•	any change in such entity’s stock price or trading volume, provided that the underlying cause of the change in the price of such entity’s stock or trading volume and the impact of such cause on the business, assets, liabilities, results of operations or condition (financial or otherwise) of such entity taken as a whole with its subsidiaries may be considered in determining whether a Material Adverse Effect has occurred;

•	any failure by such entity to meet revenue or earnings projections, provided that the underlying cause of such failure and the impact of such failure on the business, assets, liabilities, results of operations or condition (financial or otherwise) of such entity taken as a whole with its subsidiaries may be considered in determining whether a Material Adverse Effect has occurred;

•	any Effect resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally, unless such changes have a materially disproportionate effect on the business and operations of such entity and its subsidiaries;

•	any Effect resulting from changes affecting general worldwide economic or capital market conditions;

•	any Effect resulting from changes in United States generally accepted accounting principles or applicable law after the date of the Merger Agreement;

•	any Effect resulting from a natural disaster or act of God;

•	any Effect resulting from an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism;

•	with respect to the Company, any Effect resulting from the failure of the Company to file its periodic reports and proxy statements and related materials with the SEC since September 30, 2005;

•	with respect to the Company, any Effect resulting from the inability of the Company to receive an opinion relating to its financial statements for the fiscal period ended December 31, 2005 and any prior or subsequent period;

•	with respect to the Company, any Effect resulting from the Company’s dismissal of Ernst & Young LLP as its independent auditor;

•	any legal proceeding brought by a Company stockholder (whether on his, her or its own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated hereby (including the Offer and the Merger); and

•	any Effect resulting from the matters disclosed in the Company’s disclosure letter, but only to the extent that such matters are provided as an exception to the representations and warranties made by the Company in the Merger Agreement, and in the same context as such matters are disclosed therein.

The term “Material Adverse Financial Change” means that either (i) the balance of total assets (excluding goodwill) at December 31, 2007, as stated on the Company’s Audited Financial Statements, shall be more than 5.0% below the balance of total assets (excluding goodwill) as stated in the unaudited balance sheet dated December 31, 2007, which is included among the Company Financials, or (ii) the balance of total liabilities (excluding deferred revenue) at December 31, 2007, as stated on the Company’s Audited Financial Statements, shall be more than 5% above the balance of the total liabilities (excluding deferred revenue) as stated in the unaudited balance sheet dated December 31, 2007, which is included among the Company Financials. The term “Company Financials” means the unaudited consolidated financial statements of the Company included in the Current Reports on Form 8-K filed by the Company with the SEC on September 5, 2007, November 7, 2007 and March 17, 2008 and the Audited Financial Statements.

Subject to the terms of the Merger Agreement, the foregoing conditions to Purchaser’s obligations are for the sole benefit of Purchaser and may be asserted by Purchaser (or by Parent on behalf of Purchaser) regardless of the circumstances giving rise to any such conditions (other than any such circumstances caused by or substantially contributed to by any breach by Parent or Purchaser, or failure of Parent or Purchaser to perform, any of their respective representations, warranties, covenants, agreements or obligations under the Merger Agreement) and may be waived by Purchaser (or by Parent on behalf of Purchaser) in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Purchaser (or by Parent on behalf of Purchaser) and subject to the terms of the Merger Agreement. The failure by either of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of, and payment for, tendered Shares.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser’s right to decline to purchase Shares if any of the conditions to the Offer shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.

United States Antitrust Matters.  The HSR Act provides that the acquisition of Shares by Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by Purchaser and the Company and provide that the acquisition of Shares under the Offer may not be consummated earlier than fifteen days after receipt of the Form by the Division and the FTC from Purchaser. Within such fifteen day period the Division or the FTC may request additional information or documentary material from Purchaser and the Company. In the event of such request, the acquisition of Shares under the Offer may not be consummated until ten (10) days after receipt of such additional information or documentary material by the Division or the FTC from Purchaser and the Company. Parent and the Company will file the applicable Forms with the Division and the FTC.

German Antitrust Matters.  Under the provisions of the German Act against Restraints on Competition of 1958, as amended (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent will file the German Notification. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Italian Antitrust Matters.  Under applicable Italian law, Purchaser’s acquisition of Shares in the Offer requires Parent to file a notification with the Autorità Garante della Concorrenza e del Mercato (the “Italian Competition Authority”). The Italian Competition Authority has 30 calendar days from the submission of Parent’s complete notification to approve the acquisition or open an in-depth investigation, which has a maximum review period of an additional 75 calendar days. Purchaser may consummate the Offer prior to receiving approval from the Italian Competition Authority. Parent will file a notification with the Italian Competition Authority.

Certain Other Notices.  Pursuant to the National Security Agreement between, inter alia, Alcatel Lucent, Parent and certain U.S. Government agencies, effective on November 30, 2006, as described in Alcatel Lucent’s Annual Report filed with the SEC on Form 20-F on April 8, 2008 (“NSA”), Parent has provided the requisite notice pursuant to the NSA. Parent has received an informal inquiry seeking clarification on certain aspects of such notice. Parent is preparing a response to the inquiry and does not currently expect the inquiry to delay completion of the Offer or consummation of the Merger. In addition, Parent will provide any required notice or submit any required information to the Committee on Foreign Investment in the United States (“CFIUS”), should Parent or CFIUS determine that submission of such notice or information is required.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and ten percent (10%) stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for reporting on a national securities exchange, such as Nasdaq, or be a “margin security” under the regulations of the Board of Governors of the Federal Reserve System. Furthermore, if such registration were terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act. Purchaser intends to and will cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

State Takeover Laws.  A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company has represented that it has adopted resolutions rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and elected that the Offer and the Merger, to the extent of the Company’s board of director’s power and authority and to the extent permitted by law, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to the Merger Agreement or any of the transactions contemplated hereby. The Company has represented that it has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” shall not apply to Parent during the pendency of the Merger Agreement, including the execution, delivery or performance of the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement and to the knowledge of the Company, no other state Takeover Law applies to the Merger or any of the other transactions contemplated by the Merger Agreement.

Purchaser reserves the right to challenge the validity or applicability of any Takeover Laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more Takeover Laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware

Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of the Company desiring to exercise any available appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. Any Company stockholder desiring to seek appraisal should consult their own legal advisor. Company stockholders who tender Shares in the Offer will not have appraisal rights.

18.	Fees and Expenses.

Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Purchaser has retained D.F. King & Co., Inc. as Information Agent and Mellon Investor Services LLC as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and Depositary also will be indemnified by Purchaser against certain liabilities in connection with the Offer.

19.	Miscellaneous.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser.

Purchaser has filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 9 — “Certain Information Concerning Purchaser, Parent and Alcatel Lucent” in this Offer to Purchase.

Magic Acquisition Subsidiary Inc.

July 16, 2008

ANNEX A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF ALCATEL LUCENT, PARENT AND PURCHASER

Alcatel Lucent

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Alcatel Lucent, as well as the individual’s citizenship. The business address of each director and executive officer of Alcatel Lucent is 54, rue La Boétie, 75008 Paris, France.

Name	Principal Occupation or Employment	Citizenship

Board of Directors
Serge Tchuruk	Chairman of the Board, Alcatel Lucent. From June 1995 to November 2006 Mr. Tchuruk served as Chairman of Alcatel. On November 30, 2006 he was appointed Chairman of the Board of Directors of Alcatel-Lucent. Mr. Tchuruk serves as a Director of Total SA (since 1989), Director of Thales (since 1998) and Member of Ecole Polytechnique (since 1999). Previously, Mr. Tchuruk served as Chairman and Chief Executive Officer of Alcatel (1995- November 2006), Director of Societe Generale (1999-2003), Director of Institut Pasteur (2001-2005), Chairman, Alcatel USA Holdings Corp. (2001-2006), Member of the Supervisory Board, Alcatel-Lucent Holding GmbH (2002-2007).	French
Patricia F. Russo	Chief Executive Officer, Alcatel Lucent since 2006. Ms. Russo serves as a Director of Schering-Plough Corporation (since 1995). Previously, Ms. Russo served as Chairman (2003-2006) and Chief Executive Officer (2002-2006) of Parent.	USA
Daniel Bernard	Independent Director, Alcatel Lucent. Mr. Bernard serves as Chairman of Provestis (since 2005) and as a Director of CapGemini (since 2005). He also currently serves as Deputy Chairman of Kingfisher (since 2006). Previously, Mr. Bernard served as a Director of Alcatel (1997-2006), Director of Saint-Gobain (2000-2006), Chairman of Carrefour (1998-2005), Director of Comptoirs Modernes (1993-2003), Director of Erteco (1993-2004) and numerous other directorships from 1993-2005.	French
W. Frank Blount	Independent Director, Alcatel Lucent. Mr. Blount serves as Chairman and CEO of JI Ventures Inc. (since 1999) and as a Director of KBR, Inc., Caterpillar Inc. and Entergy Corporation USA. Previously, Mr. Blount served as Chairman and CEO of TTS Management Corp. (2004 to 2007), as a Director of Adtran Inc. (1999-2007) and as a Director of Hanson PLC UK (2000-2007).	USA
Jozef Cornu	Independent Director, Alcatel Lucent. Mr. Cornu serves as Chief Executive Officer and as a Director of Agfa-Gevaert. He also serves as a Director of KBC (Belgium). Mr. Cornu is a Director of Alcatel-Lucent France (since 1990) and is Chairman of the Board of Alcatel-Lucent Bell NV (since 1995). He serves on the Advisory Boards of Alcatel-Lucent Deutschland AG (since 1998) and Alcatel-Lucent GmbH (since 2005).	Belgian

Name	Principal Occupation or Employment	Citizenship

Linnet F. Deily	Independent Director, Alcatel Lucent. Ms. Deily serves as a Director of Chevron Corporation (since 2006) and Honeywell International (since 2006). Ms. Deily previously served as a Director of Parent (November 2005 — November 2006). From 2001-2005 Ms. Deily served as the Deputy U.S. Trade Representative.	USA
Robert E. Denham	Independent Director, Alcatel Lucent. Mr. Denham is a Partner with the law firm of Munger, Tolles & Olson LLP. Mr. Denham serves as a Director of Chevron Corporation (since 2004), The New York Times Company (since April 2008), Wesco Financial Corporation (since 2000), Oaktree Capital Group LLC (since 2007) and Fomento Economico Mexicano SA de CV (since 2001). Previously, Mr. Denham served as a Director of Parent (2002-2006) and the U.S. Trust Company until 2007.	USA
Edward E. Hagenlocker	Independent Director, Alcatel Lucent. Mr. Hagenlocker also serves as a Director of Air Products and Chemicals (since 1997), Ingersoll Rand (since June 2008) and AmerisourceBergen Corporation (since 2001.) Mr. Hagenlocker was a Director of Parent from 2003-2006.	USA
Jean-Pierre Halbron	Independent Director, Alcatel Lucent. Mr. Halbron serves as a Director of Electro Banque (since 1995). Previously, Mr. Halbron served as Chairman and CEO of Electro Banque (1995-2003), Chairman of Alcatel USA Inc. (1995-2003), Chairman of Alcatel Finance Inc. (1995-2003), Director of Alcatel USA LP, Inc. (1995-2002).	French
Sylvia Jay	Independent Director, Alcatel Lucent. Lady Jay serves as Vice Chairman of L’Oreal UK (since 2005), Non Executive Director Compagnie de Saint Gobain (since 2001), Chairman, Food From Britain (since 2006), Non Executive Director of Lazard Limited (since 2006), Chairman of Pilgrim Trust (since 2000), Trustee, Entent Cordiale Scholarships Scheme (since 2002) and Trustee, Prison Reform Trust (since 2006). Previously, Lady Jay served as Non-Executive Director of Carrefour (2003-2005) and Director General of UK Food and Drink Federation (2001-2005).	British
Karl J. Krapek	Independent Director, Alcatel Lucent. Mr. Krapek serves as Managing Director of The Keystone Companies LLC (since 2004), Director of Visteon Corporation (since 2003), Director of The Connecticut Bank and Trust Company (since 2003) and Director of Prudential Financial Inc. (since 2004.) Previously, Mr. Krapek served as Director of Parent (2003-2006) and Delta Airlines (2004-2007).	USA
Daniel Lebegue	Independent Director, Alcatel Lucent. Mr. Lebegue serves as Chairman of the Institut Francais des Administrateurs (since 2003), as a Director of SCOR SE and SCOR US (since 2003), Technip (since 2003), Credit Agricole SA (since 2004), and as Chairman of Transparency International Association (since 2004) and IEP de Lyon (since 1999).	French

Name	Principal Occupation or Employment	Citizenship

Henry B. Schacht	Independent Director, Alcatel Lucent. Mr. Schacht serves as Managing Director and Senior Advisor of Warburg Pincus LLC (since 2004), Trustee of the Metropolitan Museum of Art and as a Director of ALCOA Inc. (since 1994). Previously, Mr. Schacht served as a Director of Johnson & Johnson (1997-2005), The New York Times Company (1999-2006), and Parent (1996-2006). He also served as Chairman of the Board of Parent (1996-1998 and 2000-2003) and Chief Executive Officer of Parent (1996-1998 and 2000-2003).	USA
Jean-Cyril Spinetta	Independent Director, Alcatel Lucent. Mr. Spinetta also serves as President and Chief Executive Officer, Air France — KLM (since 1997), Chairman and Chief Executive Officer of Societe Air France (since 2004), a Director of Saint Gobain (since 2005) and as Permanent Representative of Air France- KLM. Previously, Mr. Spinetta served as Director of Alitalia (2002-2007), Chairman of the Board of Governors of IATA (2004-2005) and Director of Unilever (2006-2007).	French
Management Committee
Patricia F. Russo	Chief Executive Officer, Alcatel Lucent since 2006. Ms. Russo serves as a Director of Schering-Plough Corporation (since 1995). Previously, Ms. Russo served as Chairman (2003-2006) and Chief Executive Officer (2002-2006) of Parent.	USA
Cynthia Christy-Langenfeld	President, Americas region, Alcatel Lucent. Ms. Christy-Langenfeld also serves as President and Director of Parent and Alcatel-Lucent Holdings Inc. since 2006, and as an officer or director of numerous subsidiaries of Alcatel Lucent. She also serves as a Director of Kindsight, Inc. Previously, Ms. Christy-Langenfeld served as President, North America region of Parent. (2003-2006).	USA
Etienne Fouques	Senior Executive Vice President Research, Technology, Strategy and Corporate Marketing, Alcatel Lucent. Mr. Fouques presently serves as a Director of Alcatel-Lucent Italia S.p.A. (since 2006), as a member of the Supervisory Board of Alcatel-Lucent GmbH (since 2006), as a member of the Committee of Alcatel-Lucent Mobile Broadcast (since 2005), as a Director of CDOT Alcatel Research Center (since 2005) and as President of Compagnie Financiere Alcatel-Lucent (since 2006). Mr. Fouques previously served as a Director of Alcatel-Lucent Bell NV (1999-2007) and as Chairman of the Board Of Tijd NV (Belgium), as Chairman of the Board of Medea+, as Director of Barco, Director of Arinso International , Director of Essenium and Chairman of Information Society Technologies Advisory Group of the European Commission. Previously, Mr. Fouques was a member of the Supervisory Board of Alcatel-Lucent Deutschland AG (2006-2007), a Director of NEXTENSO (2002-2004) and a Director of TCL & Alcatel Mobile Phones LT (2004-2005).	USA
Claire Pedini	Senior Vice President, Human Resources and Communications, Alcatel Lucent. Ms. Pedini serves as a director or officer of numerous subsidiaries of Alcatel Lucent. Ms. Pedini served as Chairman and Chief Executive Officer of Chateau Malecasse (2002-2004).	French

Name	Principal Occupation or Employment	Citizenship

Hubert de Pesquidoux	Chief Financial Officer, Alcatel Lucent since 2007. Mr. de Pesquidoux also serves as a Director of Alcatel-Lucent Participations (since 2007) and Parent (Sine 2006). Mr. de Pesquidoux also serves as a director or officer of numerous subsidiaries of Alcatel Lucent. Previously, Mr. de Pesquidoux served as President of the Enterprise business of Alcatel Lucent and in various positions within Alcatel Lucent.	French
Michel Rahier	President, Carrier Business group, Alcatel Lucent. Mr. Rahier also serves as a Director of Alcatel Shanghai Bell Co., Ltd. (since 2004), Director of Alcatel-Lucent Bell N.V. (since 2003), Director of Alcatel Shanghai Bell Software Co., Ltd. (since 2007), Member of the Supervisory Board of Alcatel-Lucent Deutschland AG (since 2007) and Director of Purchaser (since June 2008). Previously, Mr. Rahier served as a Director of Alcatel Tetetas Telekommunikasy on Endustri Tecaret AS (2000-2003) and Director Shanghai Bell Alcatel MOB. (1997-2004).	Belgian
Frederic Rose	President, Europe, Africa and Asia Region, Alcatel Lucent. Mr. Rose also serves as a director of numerous Alcatel Lucent subsidiaries. Previously, Mr. Rose served as General Manager of Alcatel Shanghai Bell Co., Ltd (2007-2008) and as a Director of numerous Alcatel subsidiaries (2002-2008).	French/USA
Andy Williams	President, Business Services Group, Alcatel Lucent. Mr. Williams is also a Director of Alcatel-Lucent Managed Solutions LLC. Previously, Mr. Williams served as Director of Lucent Technologies Network Systems GmbH from 2005-2007.	British

Parent

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent, as well as the individual’s citizenship. The business address of each director and executive officer of Parent is 600 Mountain Avenue, Murray Hill, New Jersey 07974.

Name	Principal Occupation or Employment	Citizenship

Board of Directors
Cynthia Christy-Langenfeld	President, Americas region, Alcatel Lucent. Ms. Christy-Langenfeld also serves as President and Director of Parent and Alcatel-Lucent Holdings Inc. since 2006, and as an officer or director of numerous subsidiaries of Alcatel Lucent. She also serves as a Director of Kindsight, Inc. Previously, Ms. Christy-Langenfeld served as President, North America region of Parent. (2003-2006).	USA
James V. Cocito	Chief Operating Officer, North Americas Region, Alcatel Lucent since November 2006. Mr. Cocito serves as a Director, LGS Innovations LLC and Member of the Board of Trustees, Alcatel-Lucent Foundation. Previously, Mr. Cocito served as Chief Operating Officer, Global Sales and Services Division, Parent (April-November 2006), as Vice President and Chief Financial officer, Global Sales and Marketing, Parent (2004-2006), Vice President and Chief Financial Officer, Integrated Network Solutions, Parent (2003-2004) and Vice President Asset Management and Working Capital, Parent (2001-2002).	USA

Name	Principal Occupation or Employment	Citizenship

Hubert de Pesquidoux	Chief Financial Officer, Alcatel Lucent since 2007. Mr. de Pesquidoux also serves as a Director of Alcatel-Lucent Participations (since 2007) and Parent (Sine 2006). Mr. de Pesquidoux also serves as a director or officer of numerous subsidiaries of Alcatel Lucent. Previously, Mr. de Pesquidoux served as President of the Enterprise business of Alcatel Lucent and in various positions within Alcatel Lucent.	French
Jorge Gracia	Law Vice President, North America, Alcatel Lucent; General Counsel, Parent. Mr. Gracia also serves as an officer or director of numerous Alcatel Lucent subsidiaries. From 2003-2007, Mr. Gracia served as Managing Corporate Counsel and Law Vice President, Parent.	USA
Timothy Krause	Chief Marketing Officer, Alcatel Lucent since 2008. Previously, Mr. Krause served as Chief Marketing Officer, North Americas and Senior Vice President, Strategy Americas Region for Alcatel Lucent (2006-2008). He also served in the following capacities for Alcatel: Senior Vice President, Government Affairs (2005-2006), Senior Vice President, Strategic Solutions (2004-2005), Senior Vice President, Marketing and Fixed Communications Group (2001-2004).	USA
Executive Officers
Cynthia Christy-Langenfeld	President, Americas region, Alcatel Lucent. Ms. Christy-Langenfeld also serves as President and Director of Parent and Alcatel-Lucent Holdings Inc. since 2006, and as an officer or director of numerous subsidiaries of Alcatel Lucent. She also serves as a Director of Kindsight, Inc. Previously, Ms. Christy-Langenfeld served as President, North America region of Parent. (2003-2006).	USA
Jorge Gracia	Law Vice President, North America, Alcatel Lucent; General Counsel, Parent. Mr. Gracia also serves as an officer or director of numerous Alcatel Lucent subsidiaries. From 2003-2007, Mr. Gracia served as Managing Corporate Counsel and Law Vice President, Parent.	USA
Glenn Gunn	Vice President and Treasurer, Parent; Treasurer North America, Alcatel-Lucent since 2007 and Treasurer, Purchaser. Previously, Mr. Gunn held senior finance positions with Alcatel Lucent (since 2006) and with Alcatel (2003-2006).	USA
Timothy P. Keller	Vice President, Parent and Deputy General Counsel, Alcatel Lucent. From November 2006-April 2008, Mr. Keller served as General Counsel and Secretary of Parent. Previously, Mr. Keller served as Vice President and Deputy General Counsel of Parent (June — November 2006), Law Vice President Asia Pacific and China, Parent (September 2004-May 2006) and Managing Corporate Counsel- Mobility for Parent (November 2002-August 2004).	USA
Marc Stapley	Chief Financial Officer, LTI and CFO, North Americas, Alcatel Lucent. Previously, Mr. Stapley served as North Americas Region Chief Financial Officer of Alcatel Lucent (June 2007-February 2008), Wireless Business Group Chief Financial officer (December 2006-June 2007), Network Systems group Chief Financial Officer (November 2005-December 2006) and Financial Planning and Analysis Vice President (June 2003-November 2005).	British

Name	Principal Occupation or Employment	Citizenship

Scott Wolfe	Secretary, Parent and Corporate Counsel, Alcatel Lucent. Mr. Wolfe also serves as Secretary of Alcatel Lucent USA Inc., Corporate Counsel of Alcatel USA Sourcing Inc. (since January 2008) and as a Director and Assistant Secretary of various subsidiaries of Alcatel Lucent. Previously, Mr. Wolfe served as Corporate Counsel of Alcatel USA Resources Inc. (January 2003-January 2008).	USA

Purchaser

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser, as well as the individual’s citizenship. The business address of each director and executive officer of Purchaser is 600 Mountain Avenue, Murray Hill, New Jersey 07974.

Name	Principal Occupation or Employment	Citizenship

Board of Directors
Luis Martinez Amago	President, Fixed Access, Alcatel Lucent. Previously, Mr. Martinez Amago served as President of Multimedia & Payment Business Division of Alcatel and then Alcatel Lucent (2006-2007), as President of the Wireless Transmission Division of Alcatel (2004-2006), Chief Operating Officer of the Integration and Services Division of Alcatel (2004) and Services Lines Senior Vice president, Integration and Services Division of Alcatel (2003-2004).	Spanish
Mark G. Gibbens	Corporate Finance and Chief Investment Officer, Alcatel Lucent (since 2008). Previously, Mr. Gibbens served as Chief Investment Officer and President of Alcatel Lucent Investment Management Corp. (2007-2008) and as Vice President, Corporate Development and Treasurer of Parent (2003-2006) and as Assistant Treasurer of Parent (2000-2002).	USA
Michel Rahier	President, Carrier Business Group, Alcatel Lucent. Mr. Rahier also serves as a Director of Alcatel Shanghai Bell Co., Ltd. (since 2004), Director of Alcatel-Lucent Bell N.V. (since 2003), Director of Alcatel Shanghai Bell Software Co., Ltd. (since 2007), Member of the Supervisory Board of Alcatel-Lucent Deutschland AG (since 2007) and Director of Magic Acquisition Subsidiary Inc. (since June 2008). Previously, Mr. Rahier served as a Director of Alcatel Tetetas Telekommunikasy on Endustri Tecaret AS (2000-2003) and Director Shanghai Bell Alcatel MOB. (1997-2004).	French
Executive Officers
Luis Martinez Amago	President, Fixed Access, Alcatel Lucent; President, Purchaser. Previously, Mr. Martinez Amago served as President of Multimedia & Payment Business Division of Alcatel and then Alcatel Lucent (2006-2007), as President of the Wireless Transmission Division of Alcatel (2004-2006), Chief Operating Officer of the Integration and Services Division of Alcatel (2004) and Services Lines Senior Vice president, Integration and Services Division of Alcatel (2003-2004).	Spanish
Jorge Gracia	Law Vice President, North America, Alcatel Lucent; General Counsel, Parent; General Counsel, Purchaser. Mr. Gracia also serves as an officer or director of numerous Alcatel Lucent subsidiaries. From 2003-2007, Mr. Gracia served as Managing Corporate Counsel and Law Vice President, Parent.	USA

Name	Principal Occupation or Employment	Citizenship

Glenn Gunn	Vice President and Treasurer, Purchaser; Vice President and Treasurer, Parent; Treasurer North America, Alcatel Lucent since 2007. Previously, Mr. Gunn held senior finance positions with Alcatel Lucent (since 2006) and with Alcatel (2003-2006).	USA
Rich Niemiec	Secretary, Purchaser; Corporate Counsel, Alcatel Lucent (since 2006.) Mr. Niemiec previously served as Corporate Counsel to Lucent Technologies Inc. (2003-2006).	USA
John P. O’Gorman	Vice President, Purchaser; Senior Manager, Mergers & Acquisitions, Alcatel Lucent. Previously, Mr. O’Gorman served as Senior Manager, Mergers & Acquisitions for Parent (2002-2006).	USA
David R. Stevenson	Vice President, Purchaser; Vice President Home Networking Product group of Alcatel Lucent. Previously, Mr. Stevenson served as Vice President of AMS and Litespan Engineering of Alcatel USA Resources Inc. (May 2004-November 2006), General Manager of Product Development of Aristrocrat Leisure Limited Australia (June 2001-April 2004) and employed by Alcatel Australia (January 1980-June 2001).	Australian (Permanent resident of USA)

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Facsimile Transmission:	By Overnight Courier or By Hand:

Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	For Eligible Institutions Only: (201) 680-4626 Confirm by Telephone: (201) 680-4860	Mellon Investor Services LLC Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005

Banks and Brokerage Firms, Please Call:
(212) 269-5550
Stockholders and All Others Call Toll-Free
(800) 347-4750